Table of Contents
Management’s Discussion and Analysis
1.	HIGHLIGHTS	1
2.	INTRODUCTION	2
3.	ABOUT CAE 3.1 Who we are 3.2 Our vision	4 4 4
	3.3 Our strategy and value proposition 3.4 Our operations 3.5 Foreign exchange 3.6 Non-GAAP and other financial measures	4 6 12 14
4.	CONSOLIDATED RESULTS 4.1 Results of our operations – fourth quarter of fiscal 2014 4.2 Results of our operations – fiscal 2014	16 16 18
	4.3 Consolidated orders and backlog	20
5.	RESULTS BY SEGMENT 5.1 Civil segments 5.2 Military segments 5.3 New Core Markets	21 22 26 30
6.	CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY 6.1 Consolidated cash movements 6.2 Sources of liquidity 6.3 Government assistance 6.4 Contractual obligations	32 32 33 34 34
7.	CONSOLIDATED FINANCIAL POSITION 7.1 Consolidated capital employed 7.2 Off balance sheet arrangements 7.3 Financial instruments	35 35 36 37
8.	BUSINESS COMBINATIONS	40
9.	BUSINESS RISK AND UNCERTAINTY 9.1 Risks relating to the industry 9.2 Risks relating to the Company 9.3 Risks relating to the market	40 40 42 44
10.	RELATED PARTY TRANSACTIONS	45
11.	CHANGES IN ACCOUNTING POLICIES 11.1 New and amended standard adopted 11.2 New and amended standards not yet adopted 11.3 Use of judgements, estimates and assumptions	46 46 49 49
12.	CONTROLS AND PROCEDURES 12.1 Evaluation of disclosure controls and procedures 12.2 Internal control over financial reporting	51 51 51
13.	OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS	51
14.	ADDITIONAL INFORMATION	51
15.	SELECTED FINANCIAL INFORMATION	52

Management’s Discussion and Analysis

for the fourth quarter and year ended March 31, 2014

1.     HIGHLIGHTS

RESTATEMENT OF COMPARATIVES

Effective April 1, 2013, we implemented the new IFRS 11, Joint Arrangements and the amended IAS 19, Employee Benefits. Certain comparative figures provided for each quarter of the year ended March 31, 2013 have been restated to reflect the adoption of these accounting standards. The adjustments to our consolidated statements of financial position, net income, comprehensive income and cash flows as a result of the changes are discussed further in Changes in accounting policies.

FINANCIAL

FOURTH QUARTER OF FISCAL 2014

Higher revenue over last quarter and higher revenue over the fourth quarter of fiscal 2013

-    Consolidated revenue was $583.4 million this quarter, $69.8 million or 14% higher than last quarter and $17.8 million or 3% higher than the fourth quarter of fiscal 2013.

Higher net income attributable to equity holders of the Company compared to last quarter and compared to the fourth quarter of fiscal 2013

-    Net income attributable to equity holders of the Company was $60.0 million (or $0.23 per share) this quarter, compared to
$46.1 million (or $0.18 per share) last quarter, representing an increase of $13.9 million or 30%, and compared to $43.1 million (or $0.17 per share) in the fourth quarter of last year, representing an increase of $16.9 million or 39%;

-    For the fourth quarter of fiscal 2013, restructuring, integration and acquisition costs recorded were $13.8 million ($10.2 million after tax). Net income before restructuring, integration and acquisition costs1 was $53.3 million (or $0.20 per share) in the fourth quarter of fiscal 2013.

Positive free cash flow[1] at $105.1 million this quarter

-    Net cash provided by operations was $124.3 million this quarter, compared to $17.0 million last quarter and $113.7 million in the fourth quarter of last year;

-    Maintenance capital expenditures1 and other asset expenditures were $20.4 million this quarter, $20.0 last quarter and $9.8 million in the fourth quarter of last year;

-    Proceeds from the disposal of property, plant and equipment were $8.5 million this quarter, $0.5 million last quarter and
$1.1 million in the fourth quarter of last year;

-    Cash dividends were $9.9 million this quarter, $10.6 million last quarter and $10.2 million in the fourth quarter of last year.

FISCAL 2014

Higher revenue over fiscal 2013

-    Consolidated revenue was $2,114.9 million, $79.7 million or 4% higher than last year.

Higher net income attributable to equity holders of the Company

-    Net income attributable to equity holders of the Company was $190.0 million (or $0.73 per share) compared to $137.7 million (or $0.53 per share) last year, representing a $52.3 million or 38% increase;

-    For fiscal 2013, restructuring, integration and acquisition costs recorded were $68.7 million ($51.2 million after tax). Net income before restructuring, integration and acquisition costs1 was $188.9 million (or $0.73 per share) in fiscal 2013.

Positive free cash flow at $200.6 million

-    Net cash provided by operations was $276.0 million this year, compared to $154.5 million last year;

-    Maintenance capital expenditures and other asset expenditures were $69.9 million this year, compared to $53.6 million last year;

-    Proceeds from the disposal of property, plant and equipment were $15.4 million this year, compared to $9.2 million last year;

-    Cash dividends were $40.1 million this year, compared to $37.1 million last year.

Capital employed1 ending at $2,338.4 million

-    Capital employed increased by $378.6 million or 19% this year;

-    Return on capital employed1 (ROCE) was 11.4% this year compared to 10.2% last year;

-    Non-cash working capital1 decreased by $87.2 million in fiscal 2014, ending at $124.6 million;

-    Property, plant and equipment increased by $198.4 million;

-    Other long-term assets and other long-term liabilities increased by $303.8 million and $36.4 million respectively;

-    Net debt1 increased by $42.8 million this year, ending at $856.2 million.

[1] Non-GAAP and other financial measures (see Section 3.6).

CAE Annual Report 2014 | 1

Management’s Discussion and Analysis

ORDERS2[2]

-    The book-to-sales ratio2 for the quarter was 0.97 x (combined civil was 1.08x, combined military was 0.82x and New Core Markets was 1.0x). The ratio for the last 12 months was 1.13x (combined civil was 1.28x, combined military was 0.92x and New Core Markets was 1.0x);

-    Total order intake this year was $2,380.3 million, up $240.6 million over last year;

-    Total backlog2 was $4,205.6 million at March 31, 2014, $487.8 million higher than last year.

Civil segments

-    Training & Services/Civil signed contracts with an expected value of $898.9 million;

-    Simulation Products/Civil won $608.4 million of orders, including contracts for 48 full-flight simulators (FFSs).

 Military segments

-    Simulation Products/Military won $484.7 million of orders for new training systems and upgrades;

-    Training & Services/Military won contracts valued at $272.1 million.

New Core Markets segment

-    New Core Markets order intake was valued at $116.2 million.

2.       INTRODUCTION

In this report, we, us, our, CAE  and Company  refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

-    This year and 2014  mean the fiscal year ending March 31, 2014;

-    Last year, prior year and a year ago mean the fiscal year ended March 31, 2013;

-    Dollar amounts are in Canadian dollars.

This report was prepared as of May 15, 2014, and includes our management’s discussion and analysis (MD&A) for the year and the three-month period ended March 31, 2014 and the consolidated financial statements and notes for the year ended March 31, 2014. We have prepared it to help you understand our business, performance and financial condition for fiscal 2014. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS). All quarterly information disclosed in the MD&A is based on unaudited figures.

For additional information, please refer to our annual consolidated financial statements for this fiscal year, which you will find in the annual report for the year ended March 31, 2014. The MD&A provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

-    Our vision;

-    Our strategy and value proposition;

-    Our operations;

-    Foreign exchange;

-    Non-GAAP and other financial measures;

-    Consolidated results;

-    Results by segment;

-    Consolidated cash movements and liquidity;

-    Consolidated financial position;

-    Business combinations;

-    Business risk and uncertainty;

-    Related party transactions;

-    Changes in accounting policies;

-    Controls and procedures;

-    Oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and annual information form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

2 Non-GAAP and other financial measures (see Section 3.6).

2 | CAE Annual Report 2014

Management’s Discussion and Analysis

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

-    It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

-    It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales. Forward-looking statements normally contain words like believe, expect, anticipate, plan,   intend, continue, estimate, may, will, should, strategy, future and similar expressions. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

Important risks that could cause such differences include, but are not limited to, risks relating to the industry such as competition, level and timing of defence spending, government-funded military programs, constraints within the civil aviation industry, regulatory rules and compliance and conflict mineral rules, risks relating to CAE such as product evolution, R&D activities, fixed-price and long-term supply contracts, procurement and original equipment manufacturer (OEM) leverage, warranty or other product-related claims, product integration, protection of intellectual property, key personnel, environmental liabilities and claims arising from casualty losses, integration of acquired businesses, our ability to penetrate new markets, length of sales cycle and our reliance on technology, and risks relating to the market such as foreign exchange, availability of capital pension plan funding, doing business in foreign countries and income tax laws. Additionally, differences could arise because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information in the Business risk and uncertainty section of the MD&A. We caution readers that the risks described above are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this report are expressly qualified by this cautionary statement.

CAE Annual Report 2014 | 3

Management’s Discussion and Analysis

3.     ABOUT CAE

3.1        Who we are

CAE provides the industry’s most comprehensive training solutions based on world-leading simulation technology and integrated training services. Our vision is to be our customers’ Partner of Choice and we take a long term approach to customer relationships. We offer our civil aviation, defence and security and healthcare and mining customers a complete range of highly innovative product, service and training centre solutions designed to help them meet their mission critical needs for safety, efficiency and readiness. We have the broadest global presence in our industry, enabling us to respond to our customers locally, with 8,000 people at more than 160 sites and training locations in 35 countries, including our joint venture operations. In fiscal 2014, we had annual revenue exceeding $2.1  billion, approximately 90% of which came from worldwide exports and international activities. We have the largest installed base of civil and military flight simulators, supported by a range of after-sales services. We have the broadest training services network  in the world and offer civil aviation and military training services in 67  locations worldwide where we train more than 120,000 civil and military crewmembers annually.

Approximately half of our revenue comes from the sale of simulators and related products, and the balance from services including training, maintenance, ab initio (cadet) pilot training and aircraft crew sourcing services.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on nearly 70 years of experience, strong technical capabilities, a highly trained workforce and global reach.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.

3.2      Our vision

We intend to be the partner of choice for customers operating in complex mission-critical environments by providing the most innovative modeling and simulation-based solutions to enhance safety and improve efficiency.

3.3      Our strategy and value proposition

Our strategy

We are a world-leading provider of modeling and simulation-based training solutions. We have a long history of serving the needs of customers in the civil aerospace and defence and security markets, and the CAE brand has become  synonymous with safety, quality and reliability the world over.

Our focus involves supporting airlines, aircraft operators and defence and security forces with their ongoing, long-term training needs. In defence and security, this means helping forces to ensure mission readiness,  and in civil aviation, the necessity for training solutions is  driven by the need for uncompromised safety in globally regulated markets. Our unique ability to provide comprehensive solutions, our technology leadership, proven customer support, and a vast global presence differentiates us  in our end markets. We are invested in both mature and emerging markets and this enables us to capitalize on current demand and future growth opportunities. Approximately one third of our revenue comes from the U.S., one third from Europe and one third from the rest of the world including the higher growing, emerging markets.

Value proposition

The value we provide customers is the ability to enhance the safety of their operations, improve their mission readiness for potentially dangerous situations and lower their costs by helping them become more operationally efficient. We offer a range of products and services solutions to enhance our customers’ planning and decision-making abilities.  We also offer a broad global reach, and as a result, we are able to provide solutions in proximity to our customers, which is an important cost-benefit consideration for them.

Our core competencies and competitive advantages include:

-    World-leading modeling and simulation technology;

-    Comprehensive knowledge of training and learning methodologies;

-    Total array of training products and services solutions;

-    Broad-reaching customer intimacy;

-    High brand equity;

-    Proven systems engineering and program management processes;

-    Best-in-class customer support;

-    Well established in emerging markets.

4 | CAE Annual Report 2014

Management’s Discussion and Analysis

World-leading modeling and simulation technology

We pride ourselves on our technological leadership. Pilots around the world view our simulation as the closest thing to the true experience of flight. We have consistently led the evolution of flight training and simulation systems technology with a number of industry firsts. We have simulated the entire range of large civil aircraft in use today, a large number of the leading regional and business aircraft and a number of civil helicopters. We are an industry leader in providing simulation and training solutions for fixed-wing tanker and transport aircraft, maritime patrol aircraft, trainer aircraft and helicopter platforms for the military. We also have extensive knowledge, experience and credibility in designing and developing simulators for first-to-market aircraft of major aircraft manufacturers. We now use our expertise in modeling and simulation beyond training into other mission‑critical areas, such as emergency response services, where these technologies are used to support superior decision‑making capabilities. As well, we have extended these capabilities to the  healthcare and mining markets.

Comprehensive knowledge of training and learning methodologies

With nearly 70 years of experience in simulation, we are an industry expert in aviation training and are the industry’s training solution one-stop shop. We are constantly introducing and implementing ways to improve safety and training efficiency, from ab initio to professional pilot training. For instance, data from simulation training sessions is captured, analyzed and displayed to provide instructors and trainees with real-time feedback on training performance, allowing focus on priority development areas to increase training efficiency. We are also playing a leadership role in supporting airlines toward the adoption of the Multi-Crew Pilot Licence (MPL) program, the most recent pilot licence introduced by the International Civil Aviation Organization (ICAO), which embeds the latest advances in learning leveraging simulation. Another example is our industry leadership towards implementing Upset Prevention and Recovery Training, specifically geared toward preparing pilots to address adverse and extreme flying conditions. In the defence and security market, we are increasingly leveraging our unique training and systems integration capabilities to offer customers comprehensive training solutions that can include training centres, training services and simulation products. We are using our experience gained in the development of training and learning methodologies in aerospace to bring and enhance modeling and simulation technologies to our training solutions in the healthcare and mining domains. In healthcare, we offer both training expertise and the widest breadth of simulation training products in the industry, with surgical, patient, and ultrasound simulators and trainers for more than 20 medical specialties. Our simulation centre  management system, LearningSpace, effectively captures every aspect of a live simulation, allowing the delivery of instant, multimedia debriefing sessions and ongoing training improvement. In mining, we have borrowed from aviation standards to introduce new solutions to train mining vehicle operators.

Total array of training products and services solutions

We offer a wide array of training products, from desktop trainers to FFSs, addressing both our civil and defence and security customers’ training needs. With a large network of training centres, we are also a global leader in aviation training providing the complete solution to meet our customers’ training and pilot sourcing needs. Our pilot training programs span over 100  different civilian aircraft models including commercial airliners, business aircraft and helicopters. In the defence and security market, our programs involve training for transport aircraft, helicopters, trainer aircraft, aerial refuelers, maritime patrol aircraft and remotely piloted systems. Our range of training services includes the provision of curricula for pilot type training, cabin crew and maintenance training. Our civil pilot sourcing solution adds value and moves our customers’ businesses forward by identifying, screening, selecting, training and ultimately placing pilots at their airlines. In addition, we deliver civil ab initio pilot training through CAE Oxford Aviation Academy.

Broad-reaching customer intimacy

The realization of our mission to be our customers’ partner of choice is evident in the relationships that we have with most of the world’s airlines, aircraft operators, governments and original equipment manufacturers (OEMs). Our broad geographic coverage allows us to respond quickly and cost effectively to customer needs and new business opportunities while having a deep understanding of the regulations and customs of the local market. We operate a fleet of over 259  full-flight and full-mission simulators in 67  civil aviation and military training locations worldwide to meet the wide range of operational requirements of our customers. Among our thousands of customers, we have long-term training services agreements and joint ventures with more than 30 major airlines and aircraft operators around the world and relationships with approximately 50 defence operators in approximately
35 countries.

High brand equity

We are unique in the simulation industry as the only truly global company focused on modeling, simulation, and training. We continually reinforce our focus, experience and technology leadership as we position the Company with customers around the world. We invest in building and maintaining our brand and reputation as a company committed to innovation that will help its customers enhance safety, improve efficiency, enhance decision-making and achieve mission readiness. We are focused on offering the aviation industry’s most comprehensive portfolio of simulation products, training services, and crew sourcing with the ability to tailor a flexible training solution to the individual requirements of each of our customers. Our simulation products are rated among the highest in the industry for reliability and availability. This is a key benefit because simulators normally operate in high-duty cycles of up to 20 hours a day, seven days a week. We design our products so customers can upgrade them, giving them more flexibility and opportunity as products change or new air worthiness regulations are introduced. The CAE brand is synonymous with industry-leading simulation technology as well as superior training and customer support and we strive to be our customers’ partner of choice for any simulation and training related requirement.

CAE Annual Report 2014 | 5

Management’s Discussion and Analysis

Proven systems engineering and program management processes

We continue to evolve our technology platform to meet the changing market needs, and to develop solutions and deliver technically complex programs to help ensure that there are trained and mission-ready aircrew and combat troops around the world. We have a proven track record on delivering complex civil and military first-to-market simulators. Our defence and security business unit has several of its organizations around the world certified to Level 3 or above of the Capability Maturity Model Integration (CMMI), which is an internationally recognized model of industry best practices in organizational process improvement, project management, systems and software development. Our experience, coupled with our continued investment in research and development, strengthens our technological leadership as well as our management expertise to provide programs featuring sensor simulation for maritime operations, synthetic tactical environments for naval and fighter operations as well as visualization and common database technologies that deliver rich, immersive synthetic environments for the most effective training and mission rehearsal possible.

Best-in-class customer support

We maintain a strong focus on after-sales support, which is often critical in winning additional sales contracts, as well as important update and maintenance services business. Our customer support practices, including a web-based customer portal, performance dashboard, and automated report cards, have resulted in enhanced customer support according to customer comments and feedback.

Well established in emerging markets

We pride ourselves in our local presence in each of our global markets, while simultaneously maintaining the efficiencies and advantages of being an international organization. This approach has enabled us to lead in high-growth markets like China, Eastern Europe, the Indian sub-continent, the Middle East, South America and Southeast Asia, where we have been active for several decades.

3.4        Our operations

We are a global leader with an extensive range of capabilities to help our customers achieve greater levels of safety, operational efficiency, decision-making capabilities and mission readiness. We offer integrated solutions, which often involve multi-year agreements with our customers to provide a full complement of both products and services.

We primarily serve four markets globally:

-    The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, third-party training centres, flight training organizations (FTOs), maintenance repair and overhaul (MRO) organizations and aircraft finance leasing companies;

-    The defence and security market includes OEMs, government agencies, public safety organizations and defence forces worldwide;

-    The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies and OEMs;

-    The mining market includes global mining corporations, exploration companies, mining contractors and the world’s premier mining consultancies.

CIVIL MARKET

Training & Services/Civil (TS/C)

Provides commercial, business and helicopter aviation training for flight, cabin, maintenance and ground personnel and ab initio pilot training and crew sourcing services

We are the largest provider of commercial and helicopter aviation training services in the world and the second largest provider of business aviation training services. We lead the market in growth regions of China, India, the Middle East, South America and Southeast Asia. Through our broad global network of training centres, we serve all sectors of civil aviation including airlines and other commercial operators, helicopter operators and business aviation. We currently operate 239  FFSs, including FFSs operating in our joint ventures, and provide aviation training and services, including simulation-based crew  training, crew sourcing, ab initio pilot training and training centre  operations in approximately 30 countries around the world. Among our thousands of customers, we have long-term training centre operation and training services agreements and joint ventures with approximately 30 major airlines and aircraft operators around the world. We offer a comprehensive range of training solutions and services, including curriculum development, training centre operations, pilot training, cabin crew training, aircraft maintenance technician training, courseware solutions and consulting services. We are a leader in flight sciences, using flight data analysis to improve airline safety, maintenance, flight operations and training. CAE Oxford Aviation Academy is the largest ab initio network in the world with
10 academies, a fleet of over 220 aircraft and the resources and expertise to train more than 2,000 cadets annually. CAE Parc Aviation is the global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers and MRO companies worldwide.

6 | CAE Annual Report 2014

Management’s Discussion and Analysis

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation training devices and visual systems

We are the world leader in the provision of civil flight simulation equipment, including FFSs and a comprehensive suite of integrated procedures trainers, flight training devices and computer-based  tools, using the same high-fidelity Level D software as the FFSs. We have designed and manufactured more civil FFSs for major and regional commercial airlines, third-party training centres and OEMs than any other company. We have developed a wealth of experience in developing first-to-market simulators for more than 35 new types of aircraft models including recent years’ development of simulators for the Airbus A350 XWB, AVIC
Medium-Sized Transport, Mitsubishi Regional Jet (MRJ), ATR42-600 and ATR72-600, Bombardier CSeries, Global 5000/6000, Global 7000/8000 and Learjet 85, Dassault Falcon 5X and the Commercial Aircraft Corporation of China, Ltd (COMAC) ARJ21 and C919. Leveraging our extensive worldwide network of spare parts and service teams, we also offer a full range of support services. This includes emergency support, simulator updates and upgrades, maintenance services and simulator relocations.

Market trends and outlook

In commercial aviation, aircraft capacity and passenger traffic growth are primarily driven by gross domestic product (GDP). Over the past 20 years, air travel has grown at an average rate of 4.8% and the aerospace industry’s widely held expectation is that long-term average growth for air travel will be approximately 5% annually over the next two decades. The International Air Transport Association (IATA) forecasts that by 2017 total passenger demand is expected to increase by 31%, representing 930 million more passengers compared to 2012. Growth rates are higher in the emerging markets than in large and established markets like Europe and the U.S. Continued growth in air travel and re-fleeting requirements have led to record  commercial aircraft backlogs and OEM production rates.

In the business and helicopter aviation sector, demand for air travel is primarily driven by corporate profitability and general economic conditions. According to the U.S. Federal Aviation Administration (FAA), the number of business jet flights has increased by 3.4% in the past 12 months. The industry remains optimistic of further recovery and long-term growth in business aircraft travel, and consistent with this view, major business aircraft OEMs have announced new aircraft programs.

Consolidation of the industry continues as companies position themselves to capitalize on this robust commercial aerospace market.

The following secular trends continue to form the basis of our civil market investment hypothesis:

-    Expected long-term growth in air travel;

-    Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel;

-    Aircraft backlogs and delivery rates;

-    More efficient and technologically advanced aircraft platforms;

-    Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew).

Expected long-term growth in air travel

In calendar 2013, global passenger traffic increased by 5.2% compared to calendar 2012. For the first three months of calendar 2014, passenger traffic increased by 5.6% compared to the first three months of calendar 2013. Emerging markets outperformed with passenger traffic in the Middle East, Latin America, Asia/Pacific and Europe growing at 13.3%, 7.1%, 7.0% and 5.2% respectively, while North America remained stable. The global commercial aircraft fleet increased by 4.0% from March 2013 to March 2014, growing in Asia/Pacific, the Middle East and Latin America by 8.4%, 7.8% and 5.7% respectively, increasing slightly in Europe and remaining stable in North America. Possible impediments to steady growth progression in air travel include major disruptions such as regional political instability, acts of terrorism, pandemics, natural disasters, sharp and sustained increases in fuel costs, major prolonged economic recessions or other major world events.

Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel

Emerging markets such as China, Eastern Europe, the Indian sub-continent, the Middle East, South America and Southeast Asia are expected to continue experiencing higher air traffic growth over the long term versus mature markets such as North America and Western Europe.

Aircraft backlogs and delivery rates

Commercial aircraft OEMs continue to work through record backlog levels of over  12,000 aircraft. Our civil business relies mainly on the already in-service fleet to drive demand as approximately two thirds of our revenue is generated from training and services in support of the global fleet. Our product sales are driven mainly by aircraft deliveries coming from  OEMs’ production lines. Recent aircraft order intake remains strong, with North American airlines such as Air Canada and American Airlines and airlines in the emerging markets such as Etihad Airways, Lion Air, VietJet Air and Air Costa leading the intake. We expect the continued high rate of aircraft deliveries to translate into continued high demand for training products and incremental demand for services.

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Management’s Discussion and Analysis

More efficient and technologically advanced aircraft platforms

More efficient and technologically advanced aircraft platforms will drive the demand for new types of simulators and training programs. One of our strategic priorities is to partner with manufacturers to take an early position on these future programs. In recent years, we have signed contracts with Bombardier for the CSeries aircraft and the Global 7000/8000 aircraft, ATR for the ATR42/72-600 aircraft, Mitsubishi Aircraft Corporation for the MRJ aircraft, Airbus for the A350 XWB aircraft, Dassault for the Falcon 5X, AVIC for the Medium-Sized Transport aircraft and COMAC for the C919 aircraft. These contracts allow us to leverage our modeling, simulation and training expertise to deliver training solutions, including CAE 7000 Series FFS and the recently launched CAE 7000XR Series FFS, CAE SimfinityTM procedures trainers, comprehensive training programs and expansion of our network to meet airlines’ training needs. The demand for new and more efficient platforms is driven by better operational flexibility, reduced maintenance costs, reduced fuel costs and improved emissions and environmental footprints. Airlines are actively seeking ways to reduce fuel costs and the operational risk against further fuel cost fluctuations, as well as ways to obtain benefits offered by new generation aircraft and propulsion technologies.

Business jet operators also demand high performance aircraft. Business aircraft OEMs have announced plans to introduce, or have already introduced, a variety of new aircraft models incorporating the latest technologies to enhance performance and operator benefits such as range, speed, comfort and the accessibility of business air travel. Some examples include Bombardier’s
Learjet 70, 75 and 85, Challenger 350 and Global 7000/8000, Embraer’s Legacy Series and Lineage 1000, Gulfstream’s G650, Cessna’s Citation M2 and Dassault’s Falcon 5X.

Deliveries of new-model aircraft are subject to program delays, which in turn affect the timing of FFS orders and deliveries.

Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew)

Worldwide demand is expected to increase over the long term

Growth in the civil aviation market has driven the demand for pilots, maintenance technicians and cabin crew worldwide, resulting in a shortage of qualified professionals in several markets, notably the faster growing emerging markets. Pilot supply constraints include aging crew demographics and fewer military pilots transferring to civil airlines.

New pilot certification processes require more simulation-based training

Simulation-based pilot certification training is taking  on a  greater role internationally with the MPL, with stall and upset prevention and recovery training and with new Airline Transport Pilot (ATP) requirements in the U.S. Indeed, the ICAO and various national and regional aviation regulatory agencies have published new regulatory requirements, standards and guidance on these specific topics.

MPL is an alternative training and licensing methodology which places more emphasis on simulation-based training to develop ab initio students into First Officers of airliners in a specific airline environment. On average, current MPL programs in the industry consist of one third of the training in actual aircraft and two thirds of the training in flight simulation training devices, versus traditional training for other licences that average 80% to 90% in actual aircraft. Today, there are approximately 50 nations that have MPL regulations in place and over 15 of these nations already use these regulations with training providers and airlines. CAE has MPL programs in Asia and in Europe with various airlines. From a global industry perspective, MPL is producing promising results and over 800 MPL graduates are already flying successfully with their airline. As the MPL methodology continues to gain momentum, it will result in increased use of simulation-based training.

Finally, the FAA in the U.S. enacted its final set of rules on July 15th, 2013 on new pilot certification and qualification requirements for air carrier operations, requiring pilots to obtain an ATP and Type Rating. As of August 2014, pilots applying for an ATP certificate will be required to complete practical requirements which call for more simulation-based training that includes adverse weather conditions, low energy states, stalls, upset prevention and recovery, and high altitude operations. We believe these new requirements will lead to an increase in demand for training in simulators.

DEFENCE AND SECURITY MARKET

We believe that in the simulation-based training market, we are uniquely positioned to be part of the solution for governments and defence forces to reduce  the cost of military readiness. Three important factors help distinguish our  defence business and underlie the large pipeline of opportunities for our modeling and simulation-based solutions. First, we have a unique global position that provides balance and diversity across the world’s defence and security markets. Second, we have a strong, experienced position on enduring aircraft platforms serving both defence and security markets that are expected to have long program lives. Third, and most fundamentally, simulation-based training provides considerable value as defence forces operate in a constrained budget environment yet still need to train and maintain a high state of readiness.

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced training equipment and software tools for air forces, armies, navies and public safety organizations

We are a world leader in the design and production of military flight simulation equipment. We offer solutions to help maintain and enhance our customers’ safety, efficiency, mission readiness and decision-making capabilities.  We develop simulation equipment, training systems and software tools for a variety of military aircraft, including fighters, helicopters, trainer aircraft, maritime patrol and tanker/transport aircraft and remotely piloted systems. We also offer simulation-based solutions for land and naval forces, including a range of driver and gunnery trainers for tanks and armoured fighting vehicles (AFVs) as well as hands-on and virtual maintenance trainers. We have delivered simulation products and training systems to more than 50 defence operators in approximately
35 countries.

8 | CAE Annual Report 2014

Management’s Discussion and Analysis

Training & Services/Military (TS/M)

Supplies turnkey training services, simulation-based integrated enterprise solutions and maintenance and in-service support solutions

We are a world-class training systems integrator with the capability to provide comprehensive, turnkey training solutions  to global defence and security forces. We provide a range of training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training at  over 80 sites around the world, including our joint venture operations. Increasingly, we are offering our training systems integration expertise across air, land, sea and public safety to help our customers create an integrated, immersive training enterprise. We also offer a variety of modeling and simulation-based integrated enterprise solutions, and a range of in-service support solutions such as systems engineering and lifecycle management.

Market trends and outlook

While the U.S. Bipartisan Budget Act for fiscal year 2014 has helped reduce the near-term impact of sequestration cuts and provided the U.S. Department of Defense with greater budget certainty over the current government fiscal year, the timing of contract awards will continue to be difficult to predict as the U.S. military services work to achieve the right balance in military capacity, capabilities and readiness. This may impact our ability to grow revenue and income in the short term; however, our view is that the impediment to growth is not the size of the market, but rather the timing of procurements.  In Europe, force structure reductions and reduced future investment plans have narrowed the pipeline of new opportunities; however, we maintain a portfolio of recurring business for which we have sized our operations. While the United States and Europe still present modest challenges, we are seeing increased opportunities originating from regions with growing defence budgets, like Asia and the Middle East where we have an established and growing presence. We also continue to bid on a solid pipeline of global opportunities. In addition, there are encouraging signs for our market specialization and we are confident that the use of simulation-based training will continue to increase in the future.

The following trends continue to drive the use of our training centres, services and products in defence:

-    Explicit desire of governments and defence forces to increase the use of modeling and simulation to mitigate budget pressures;

-    Attractiveness of outsourcing of training and maintenance services;

-    Need for synthetic training to conduct mission rehearsal, including joint and coalition forces training;

-    Relationships with OEMs as their partner of choice for simulation and training;

-    Use of modeling and simulation for analysis and decision support.

Explicit desire of governments and defence forces to increase the use of modeling and simulation to mitigate budget pressures

More defence forces and governments are adopting simulation in training programs because it improves training effectiveness, reduces operational demands on aircraft, lowers risk compared to operating actual weapon system platforms and significantly lowers costs. For example, the U.S. Air Force (USAF) is making more extensive use of simulation for KC-135 tanker boom operator training, which costs approximately $20,000 for a three-hour training mission in the actual aircraft, but only $1,000 for that same three-hour training mission in simulators. The higher cost of live training and the desire to save aircraft for operational use are two factors prompting a greater adoption of simulation-based training. Unlike civil aviation, where the use of simulators for training is common practice, there are no regulatory requirements to train in simulators in the military and the nature of mission-focused training demands at least some live training; however, the balance of live and synthetic training is shifting more to simulation.

We have begun to see militaries plan for the increased use of simulation as part of the overall training curriculum. For example, the U.S. Navy reports the share of simulation-based training on some specific U.S. Navy aircraft platforms could rise close to 50% by 2020. Because of the cost associated with conducting live training exercises, most militaries expect to rebalance the mix of live, virtual and constructive (computer-based) training and shift more of the training curriculum to home station virtual and constructive simulation. For example, the U.S. Army is planning to reduce the use of live training ranges and transfer some of this training to virtual and constructive simulation to reduce costs. This will ultimately create opportunities for simulation-based training centres, services and products. We view CAE as being part of the solution to achieving lower training costs while maintaining or improving readiness.

Attractiveness of outsourcing of training and maintenance services

Defence forces and governments continue to scrutinize expenditures to find ways to reduce costs and allow active-duty personnel to focus on operational requirements, which has an impact on defence budgets and resources. There has been a growing trend among defence forces to consider outsourcing a variety of training services and we expect this trend to continue. For example, during fiscal year 2014 we opened a new military training centre in Australia where the Australian Defence Forces will train their
King Air 350 aircrews. This represents the first simulator services contract that the Australian Defence Forces have signed as part of a contractor-owned/contractor-operated service delivery program. We believe governments will increasingly look to industry for the delivery of training services because they often can be delivered faster and more cost effectively.

Need for synthetic training to conduct mission rehearsal, including joint and coalition forces training

There is a growing trend among defence forces to use synthetic training to meet more of their mission training requirements. Simulation technology solutions enable defence customers to plan sophisticated missions and carry out full-mission rehearsals in a synthetic environment as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. Allies are cooperating and creating joint and coalition forces, which are driving the demand for networked training and operations. Training devices that can be networked to train different crews and allow for networked training across a range of platforms are increasingly important as the desire to conduct mission rehearsal exercises in a synthetic environment increases. We are actively promoting open, standard simulation architectures, such as the Common Database (CDB), as well as new capabilities such as the CAE Dynamic Synthetic Environment (DSE), to better enable mission rehearsal and joint, networked training.

CAE Annual Report 2014 | 9

Management’s Discussion and Analysis

Relationships with OEMs as their partner of choice for simulation and training

We partner with manufacturers in the defence and security market to strengthen relationships and position for future opportunities. OEMs have introduced new platforms and continue to upgrade and extend the life of existing platforms, which drives worldwide demand for simulators and training. For example, Boeing has developed the new P-8A maritime patrol aircraft, Airbus Military has sold and continues to market both the A330 MRTT and C295 globally, Lockheed Martin is successfully marketing variants of the
C-130J Hercules transport aircraft and F-35 fighter, Alenia Aermacchi and BAE Systems are selling the M-346 and Hawk lead-in fighter trainers, and AgustaWestland is continuing to develop a range of helicopters such as the AW139, AW169 and AW189. We have established relationships with each of the OEMs on these platforms. We also signed a memorandum of understanding to pursue working with General Atomics Aeronautical Systems, the world’s leading manufacturer of unmanned aircraft systems, on offering training solutions for GA-ASI’s Predator family of remotely piloted aircraft, and during fiscal year 2014 sold a Predator unmanned aerial system (UAS) mission trainer to the Italian Air Force.

Use of modeling and simulation for analysis and decision support

Traditionally, modeling and simulation have been used to support training, but is now increasingly applied across the program lifecycle, including support for analysis and decision-making operations. We see governments and defence forces looking to use simulation-based synthetic environments to support research and development programs, system design and testing, intelligence analysis, integration and exploitation, and to provide the decision support tools necessary to support mission planning in operations. As an example, we were recently contracted to establish a training centre and conduct emergency management training for the Brunei Ministry of Home Affairs and see further opportunities to develop integrated modeling and simulation centres.

NEW CORE MARKETS (NCM)

Healthcare market

Simulation-based training is one of the most effective ways to prepare healthcare practitioners to care for patients and respond to critical situations while reducing the overall risk to patients. Through acquisitions and partnerships with experts in healthcare, we are leveraging our experience and best practices in simulation-based aviation training to deliver innovative solutions to improve the safety and efficiency of this industry. The healthcare simulation market is growing rapidly, with simulation centres becoming the standard in nursing and medical schools, while proprietary education is now using technology and simulation to compete with public institutions.

We are a leader in simulation-based technology for healthcare with more than 8,000 deliveries of patient, imaging and surgical simulators in medical schools, nursing schools, hospitals, defence forces and other entities. We  have  offices located in Canada, the U.S., Hungary and Germany and a network of approximately 50 distributors in more than 50 countries.

We generate revenue in five main areas: patient simulators, surgical simulators, ultrasound simulators and task trainers, learning applications/courseware and centre management systems. Our patient simulators offer a high level of believability and life-like responses and teach students and practitioners to intervene with appropriate clinical measures. Our surgical simulators incorporate haptic technology that allows students and practitioners to acquire skills and practice in performing minimally invasive procedures, including bronchoscopies, endoscopies and cardiac valve replacements. Our ultrasound solutions utilize e-learning, ultrasound training models, mannequins and 3D animated display that allow students and practitioners to become familiar with diagnostic bedside ultrasound and ultrasound-guided procedures. Our simulation learning applications can be embedded within hospital work environments or large teaching institutions, allowing remote delivery of content for self‑guided learning and assessment. Our medical simulation centre solutions simplify the operations behind managing complex simulation, assessment, recording and debriefing.

Market trends and outlook

The Healthcare simulation-based market is focused mainly on education, and is estimated upwards of $850 million. Of that, the largest share of the market is represented by the human patient simulation market, which is expected to grow in the double-digit range over the next five years. Our vision is for CAE Healthcare to lead in the broad adoption of simulation-based training solutions for healthcare practitioners to improve patient safety, reduce overall training cost and ultimately save more lives.

Medical simulators can help to reduce medical errors by fundamentally changing the competency assessment and training of healthcare practitioners, just as flight simulators revolutionized pilot certification and training decades ago. In addition to the
850,000 active physicians and 67,000 medical students, there are approximately 3 million nurses and 250,000 nursing students in the U.S. and 8.8 million physicians and 14.5 million nurses worldwide.

The demand for our products and services is driven by the:

-    Use of patient simulators to improve training and patient safety;

-    Increased adoption of minimally invasive surgery;

-    Advances in imaging technology applications in healthcare;

-    Increasing healthcare costs;

-    Service provider shortages.

Use of patient simulators to improve training and patient safety

Patient simulators are the most commonly used simulators in the healthcare education and training markets. Human patient simulation provides an opportunity to reduce medical errors by providing opportunities to train for high-risk, low-frequency events.

10 | CAE Annual Report 2014

Management’s Discussion and Analysis

Increased adoption of minimally invasive surgery

Minimally-invasive surgery (MIS) is accomplished through small surgical incisions, specialized surgical instruments, and endoscopic or alternative surgical imaging. Due to the advantages of MIS, such as reduced patient trauma and shorter hospitalization periods, it has seen increased adoption in place of previously invasive surgical procedures. Continuing advances in surgical technology and MIS techniques have established surgery as a leading driver for simulation technology training.

Advances in imaging technology applications in healthcare

Regulatory reform, the development of affordable technology-driven products and growing industry awareness have advanced the integration of imaging technology into healthcare. Increasing patient awareness of alternative technologies and procedures has helped to pressure insurers and providers to implement advanced imaging technologies. Bedside ultrasonography has become an invaluable tool in the management of critically ill patients. The hand-carried ultrasound (HCU) can immediately provide diagnostic information that is not accessible by a physical examination alone, provided that healthcare practitioners performing the examinations have adequate training.

Increase in healthcare costs

The growth and increasing cost of medical care is correlated to population growth and healthcare coverage expansion. Longer life expectancy and the baby boomer generation have generated significant demand for healthcare services. Widespread adoption of advanced medical technologies and services could translate into higher demand for training. Experts have demonstrated that medical simulation improves patient outcomes and reduces errors, which can help to mitigate the rate of increase in healthcare costs.

Service provider shortages

The World Health Organization has reported that there were 57 countries with critical shortages equivalent to a global deficit of
2.4 million doctors, nurses and midwives worldwide. As students graduate and move into clinical practice, there is a growing need among hospitals for on‑boarding programs that transition the new students to competent practitioner effectively and efficiently. Simulation is now moving from the academic setting into clinical practice to provide a safe environment for clinical training.

Mining market

We have customers in over 90 countries that are currently supported by our offices in Australia, Brazil, Canada, Chile, India, Kazakhstan, Mexico, Peru, South Africa, the U.S. and the U.K. We provide products and services for open pit and underground operations to mining organizations, from large diversified miners to junior miners and consultancies.

We generate revenue by delivering products and services across the mining value chain. Our software products are used for managing exploration and geological data, mine strategy, optimization, detailed design and scheduling for all mining methods and commodities. Our technical consulting team includes experienced geologists and mining engineers, servicing client needs such as managing exploration drilling programs, mining studies, resource evaluation, on-site technical services and business improvement projects. Our CAE Terra mining equipment simulators leverage our experience in simulation to provide an unrivalled level of realism. Our simulators are integrated with a comprehensive student management system, lesson planning tools and interactive touch panel instructor station. Our training services include workforce development planning, training needs analysis, professional development in technical disciplines and the design and implementation of operator training curriculum. Our operator training courseware is designed for multiple delivery modes including self-paced e-learning, instructor-led classroom training, procedural training and scenarios delivered in our high fidelity simulators.

Market trends and outlook

Our technology and services are used by customers to increase productivity and improve safety. The factors driving demand for our technology and services are:

-    Health and safety priority;

-    Declining grades and higher energy consumption resulting in increased cost of extraction;

-    Cyclicality of commodity prices;

-    Operations management and control.

Health and safety priority

Health and safety standards continue to be an area of focus for improvement through the use of technological advances and increased skills training to create a more highly skilled and better-educated work force. Mining companies are focusing on automated equipment, remote control of operations and simulation-based training of the workforce as means to improve overall safety.

CAE Annual Report 2014 | 11

Management’s Discussion and Analysis

Declining grades and higher energy consumption resulting in increased cost of extraction

In the last 30 years, the average grade of ore bodies has halved, while the waste removed to access the minerals has more than doubled, resulting in higher energy use and cost of extraction. Given the volatility of mineral prices and energy costs, different approaches are needed. These will include the increased use of optimization tools, simulation and scenario analysis within the industry to maximize value and maintain the viability of current operations, while helping mining companies focus on maximizing metal recovery instead of simply maximizing throughput. We are actively involved in finding technology-based solutions for recovering metal using less energy. Our existing tools for optimization and scenario analysis help mining organizations respond to changing prices and input costs in order to maximize the potential of their existing operations.

Cyclicality of commodity prices

Demand for commodities is highly correlated to economic cycles. This means that in addition to the increased cost of extraction, mining companies will usually experience pricing pressure during economic contractions. This tends to result in a reduction in capital spending by mining companies and delays in procurements, which negatively affect the business prospects of the mining industry supply chain. However, this factor serves as another driver toward increased use of optimization tools, simulation and scenario analysis within the industry to maximize the efficiency of operations.

Operations management and control

With increasing scale and complexity of operations, mining companies are seeking solutions for the real time oversight, coordination, decision-making and remote control of fixed and mobile assets. We are collaborating in global markets and providing mine operators with an opportunity to integrate our widely used mining systems with other operational management technologies.

3.5        Foreign exchange

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	2014	2013	Increase
U.S. dollar (US$ or USD)	1.11	1.02	9%
Euro (€ or EUR)	1.52	1.30	17%
British pound (£ or GBP)	1.84	1.54	19%

We used the average foreign exchange rates below to value our revenues and expenses:

	2014	2013	Increase
U.S. dollar (US$ or USD)	1.05	1.00	5%
Euro (€ or EUR)	1.41	1.29	9%
British pound (£ or GBP)	1.68	1.58	6%

For fiscal 2014, the effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in revenue of $72.9 million and an increase in net income of $6.1 million, when compared to fiscal 2013. We calculated  this by translating the current year’s foreign currency revenue and net income using the average monthly exchange rates from the previous year and comparing these adjusted amounts to our current year reported results.

Three areas of our business are affected by changes in foreign exchange rates:

-    Our network of foreign training and services operations

Most of our foreign training and services revenue and costs are denominated in local currency. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on these operations’ net profitability and net investment. Gains or losses in the net investment in a foreign operation that result from changes in foreign exchange rates are deferred in the foreign currency translation account (accumulated other comprehensive income), which is part of the equity section of the consolidated statement of financial position. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the consolidated income statement and an impact on year-to-year and quarter-to-quarter comparisons.

12 | CAE Annual Report 2014

Management’s Discussion and Analysis

-    Our simulation products operations outside of Canada (Australia, Germany, India, Singapore, U.K. and U.S.)

Most of the revenue and costs in these operations from foreign operations are generated in their local currency except for some data and equipment bought in different currencies from time to time, as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar have a translation impact on the operation’s net profitability and net investment when expressed in Canadian dollars, as described above.

-    Our simulation products operations in Canada

Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for receivables and payables in foreign currencies), a significant portion of our annual revenue generated in Canada is in foreign currencies (mostly U.S. dollar and Euro), while a significant portion of our expenses are in Canadian dollars.

We generally hedge the milestone payments of sales contracts denominated in foreign currencies to mitigate  some of the foreign exchange exposure. Since less than 100% of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the consolidated income statement.

We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the volatility of the Canadian dollar versus foreign currencies. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. With respect to the remaining expected future revenues, our manufacturing operations in Canada remain exposed to changes in the value of the Canadian dollar.

In order to reduce the variability of specific U.S. dollar and Euro-denominated manufacturing costs, we also hedge some of the foreign currency costs incurred in our manufacturing process.

Sensitivity analysis

We conducted a sensitivity analysis to determine the current impact of variations in the value of foreign currencies. For the purposes of this sensitivity analysis, we evaluated the sources of foreign currency revenues and expenses and determined that our consolidated exposure to foreign currency mainly occurs in two areas:

-    Foreign currency revenues and expenses in Canada for the manufacturing business – we hedge a portion of these exposures;

-    Translation of foreign currency of operations in foreign countries. Our exposure is mainly in our operating profit.

First we calculated the revenue and expenses per currency from our Canadian operations to determine the operating profit in each currency. Then we deducted the amount of hedged revenues to determine a net exposure by currency. Next we added the net exposure from foreign operations to determine the consolidated foreign exchange exposure in different currencies.

Finally, we conducted a sensitivity analysis to determine the impact of a weakening of one cent in the Canadian dollar against each of the other three currencies. The table below shows the typical impact of this change, after taxes, on our yearly revenue and operating profit, as well as our net exposure:

			Operating		Net
Exposure	(amounts in millions)	Revenue	Profit	Hedging	Exposure
U.S. dollar (US$ or USD)		$12.6	$4.0	$(3.4)	$0.6
Euro (€ or EUR)		3.2	0.6	(0.3)	0.3
British pound (£ or GBP)		0.9	0.1	(0.1)	0.0

A possible strengthening of one cent in the Canadian dollar would have the opposite impact.

CAE Annual Report 2014 | 13

Management’s Discussion and Analysis

3.6        Non-GAAP and other financial measures

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. You should not confuse this information with, or use it as an alternative for, performance measures calculated according to GAAP. You should also not use them to compare with similar measures from other companies.

Backlog

Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

-    For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order;

-    Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized the contract item and has received funding for it;

-    For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Capital used:

-    For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);

-    For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefits obligations and other non-operating liabilities).

Source of capital:

-    In order to understand our source of capital, we add net debt to total equity.

Capital expenditures (maintenance and growth) from property, plant and equipment

Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

Free cash flow

Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

Gross profit

Gross profit is a non-GAAP measure equivalent to the operating profit excluding research and development expenses, selling, general and administrative expenses, other (gains) losses – net, after tax share in profit of equity accounted investees and restructuring, integration and acquisition costs.

Joint venture backlog

Joint venture backlog is a non-GAAP measure that represents the expected value of our share of orders that our joint ventures have received but have not yet executed.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Net income before restructuring, integration and acquisition costs

Net income before restructuring, integration and acquisition costs is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company and adding back restructuring, integration and acquisition costs, net of tax. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

14 | CAE Annual Report 2014

Management’s Discussion and Analysis

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held-for-sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held-for-sale).

Operating profit

Operating profit is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track operating profit because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Research and development expenses

Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking earnings from continuing operations attributable to equity holders of the Company excluding interest expense, after tax, divided by the average capital employed.

Segment operating income (loss)

Segment operating income or loss (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by using segment operating profit, including the after tax share in profit of equity accounted investees and excluding  net finance expense, income taxes, restructuring, integration and acquisition costs and other items not specifically related to the segment’s performance.

Simulator equivalent unit

Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings  during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Unfunded backlog

Unfunded backlog is a non-GAAP measure that represents firm military orders we have received but have not yet executed for which funding authorization has not yet been obtained. We include unexercised negotiated options with a high probability that they will be exercised, but exclude indefinite-delivery/indefinite-quantity (IDIQ) contracts.

CAE Annual Report 2014 | 15

Management’s Discussion and Analysis

4.     CONSOLIDATED RESULTS[3]

4.1    Results of our operations – fourth quarter of fiscal 2014

(amounts in millions, except per share amounts)		Q4-2014	Q3-2014	Q2-2014	Q1-2014	Q4-2013
Revenue		$583.4	513.6	487.5	530.4	565.6
Cost of sales		$416.9	364.8	353.4	382.9	406.6
Gross profit[3]		$166.5	148.8	134.1	147.5	159.0
As a % of revenue	%	28.5	29.0	27.5	27.8	28.1
Research and development expenses[3]		$19.9	16.1	14.9	17.5	18.0
Selling, general and administrative expenses		$76.6	68.6	66.6	75.3	65.5
Other gains – net		$(8.1)	(2.0)	(5.1)	(5.2)	(2.9)
After tax share in profit of equity accounted investees		$(8.1)	(11.5)	(7.5)	(2.9)	(2.3)
Restructuring, integration and acquisition costs		$-	-	-	-	13.8
Operating profit[3]		$86.2	77.6	65.2	62.8	66.9
As a % of revenue	%	14.8	15.1	13.4	11.8	11.8
Finance income		$(2.4)	(2.3)	(2.3)	(2.8)	(2.0)
Finance expense		$18.7	21.0	20.9	19.9	19.3
Finance expense – net		$16.3	18.7	18.6	17.1	17.3
Earnings before income taxes		$69.9	58.9	46.6	45.7	49.6
Income tax expense		$10.0	11.3	8.4	0.3	3.9
As a % of earnings before income taxes (income tax rate)%		14	19	18	1	8
Net income		$59.9	47.6	38.2	45.4	45.7
Attributable to:
Equity holders of the Company		$60.0	46.1	38.3	45.6	43.1
Non-controlling interests		$(0.1)	1.5	(0.1)	(0.2)	2.6
		$59.9	47.6	38.2	45.4	45.7
Earnings per share (EPS) attributable to equity holders
of the Company
Basic and diluted		$0.23	0.18	0.15	0.18	0.17

Revenue was 14% higher than last quarter and 3% higher compared to the fourth quarter of fiscal 2013

Revenue was $69.8 million higher than last quarter mainly because:

-    TS/C’s revenue increased by $26.2 million, or 15%, mainly due to higher revenue generated in North America and Europe as a result of higher simulator utilization rates and a favourable foreign exchange impact on the conversion of foreign operations into Canadian dollars;

-    TS/M’s revenue increased by $15.5 million, or 21%, mainly due to higher revenue from North American programs, a favourable foreign exchange impact on the translation of foreign operations and higher activity from our IES services business;

-    SP/C’s revenue increased by $15.2 million or 14%, mainly due to higher production levels resulting from an increase in order intake;

-    SP/M’s revenue increased by $13.0 million, or 10%, mainly due to higher revenue from North American and Australian programs and a favourable foreign exchange impact on the translation of foreign operations. The increase was partially offset by lower revenue from Asian programs;

-    NCM’s revenue remained stable, decreasing by $0.1 million. Lower revenue from CAE Mining was offset by higher revenue from CAE Healthcare. In CAE Mining, revenue was lower due to a decrease in software licence and consulting services revenue. In CAE Healthcare, higher revenue from surgical simulators and from centre management systems, including the impact from a stronger U.S. dollar against the Canadian dollar, was partially offset by lower patient simulator revenue.

3  Non-GAAP and other financial measures (see Section 3.6).

16 | CAE Annual Report 2014

Management’s Discussion and Analysis

Revenue was $17.8 million higher than the same period last year largely because:

-    TS/M’s revenue increased by $25.8 million, or 40%, mainly due to higher revenue from North American programs, a favourable foreign exchange impact on the translation of foreign operations, higher activity from our IES services business and higher revenue from our Australian programs;

-    TS/C’s revenue increased by $22.3 million, or 13%, mainly due to a favourable foreign exchange impact on the conversion of foreign operations into Canadian dollars and higher revenue generated in Europe and North America as a result of higher simulator utilization rates. The increase was partially offset by lower revenue from our crew sourcing business;

-    NCM’s revenue increased by $0.6 million or 2%, mainly due to higher revenue from CAE Healthcare, partially offset by lower revenue from CAE Mining. In CAE Healthcare, revenue was higher due to an increase in surgical and patient simulator revenue, including the impact of a stronger U.S. dollar against the Canadian dollar. In CAE Mining, revenue was lower due to a decrease in software licence and consulting services revenue;

-    SP/C’s revenue decreased by $18.3 million, or 13%, mainly due to lower revenue attributed to partially manufactured simulators;

-    SP/M’s revenue decreased by $12.6 million, or 8%, mainly due to lower revenue from Asian and Australian programs. The decrease was partially offset by a favourable foreign exchange impact on the translation of foreign operations.

You will find more details in Results by segment.

Operating profit was $8.6 million higher than last quarter and $19.3 million higher compared to the fourth quarter of fiscal 2013

Operating profit this quarter was $86.2 million or 14.8% of revenue, compared to $77.6 million or 15.1% of revenue last quarter and $66.9 million or 11.8% of revenue in the fourth quarter of fiscal 2013. The increase over the fourth quarter of fiscal 2013 was mainly due to restructuring, integration and acquisition costs of $13.8 million recorded during that quarter. Segment operating income for the fourth quarter of fiscal 2013 was $80.7 million, or 14.3% of revenue.

Segment operating income4 increased by $8.6 million, or 11% compared to last quarter. Increases in segment operating income of $14.4 million for TS/C and $1.0 million for TS/M, were partially offset by decreases in segment operating income of $4.0 million,
$1.6 million and $1.2 million in SP/M, SP/C and NCM respectively. [4]

Segment operating income increased by $5.5 million, or 7% compared to the fourth quarter of fiscal 2013. The increase in segment operating income of $12.0 million from TS/C was partially offset by decreases in segment operating income of $4.7 million,
$1.6 million, $0.1 million and $0.1 million from SP/C, NCM, SP/M and TS/M respectively.

You will find more details in Results by segment.

Net finance expense was $2.4 million lower than last quarter and $1.0 million lower compared to the fourth quarter of fiscal 2013

The decrease from last quarter was mainly due to lower finance expense on royalty obligations.

The decrease from the fourth quarter of fiscal 2013 was mainly due to lower finance expense on royalty obligations, partially offset by an increase in R&D obligations.

Effective income tax rate was 14% this quarter

Income taxes this quarter were $10.0 million, representing an effective tax rate of 14%, compared to 19% last quarter and 8% for the fourth quarter of fiscal 2013.

The decrease in the effective tax rate from the last quarter was mainly due to a change in the substantively enacted tax rates of Germany, United Kingdom and Norway, the settlement of tax audits in the quarter, as well as the change in the mix of income from various jurisdictions. Excluding the effect of the change in the tax rates and the settlement of tax audits, the income tax rate for the quarter would have been 21%.

The increase in the effective tax rate from the fourth quarter of fiscal year 2013 was mainly due to the settlement of tax audits in the fourth quarter of fiscal year 2013, in addition to the change in the mix of income from various jurisdictions.

4 Non-GAAP and other financial measures (see Section 3.6).

CAE Annual Report 2014 | 17

Management’s Discussion and Analysis

4.2        Results of our operations – fiscal 2014

(amounts in millions, except per share amounts)		FY2014	FY2013
Revenue		$2,114.9	2,035.2
Cost of sales		$1,518.0	1,450.4
Gross profit		$596.9	584.8
As a % of revenue	%	28.2	28.7
Research and development expenses		$68.4	60.1
Selling, general and administrative expenses		$287.1	264.5
Other gains – net		$(20.4)	(22.4)
After tax share in profit of equity accounted investees		$(30.0)	(20.1)
Restructuring, integration and acquisition costs		$-	68.7
Operating profit		$291.8	234.0
As a % of revenue	%	13.8	11.5
Finance income		$(9.8)	(9.4)
Finance expense		$80.5	74.5
Finance expense – net		$70.7	65.1
Earnings before income taxes		$221.1	168.9
Income tax expense		$30.0	28.2
As a % of earnings before income taxes (tax rate)%		14	17
Net income		$191.1	140.7
Attributable to:
Equity holders of the Company		$190.0	137.7
Non-controlling interests		$1.1	3.0
		$191.1	140.7
EPS attributable to equity holders of the Company
Basic and diluted		$0.73	0.53

Revenue was 4% or $79.7 million higher than last year

Revenue was higher than last year mainly because:

-    TS/C’s revenue increased by $55.5 million, or 8%, due to the integration into our results of Oxford Aviation Academy Luxembourg S.à r.l. (OAA) acquired in May 2012, a favourable foreign exchange impact on the conversion of foreign operations into Canadian dollars and higher revenue generated in North America and Asia as a result of higher simulator utilization rates. The increase was partially offset by lower revenue from our crew sourcing business and our training business in South America and Europe;

-    TS/M’s revenue increased by $48.7 million, or 20%, mainly due to new contracts signed in the current year in North America and Australia combined with programs where the construction phase was completed and are now in the in-service support phase for the same regions. The increase was also due to a favourable foreign exchange impact on the translation of foreign operations, increased activity in our IES services business and higher revenue from European programs. The increase was partially offset by the creation of a joint venture in late fiscal 2013 now accounted for as an equity investee, whereas it was previously accounted for as a joint operation and proportionally consolidated;

-    SP/C’s revenue remained stable, increasing by $4.6 million. The increase related to higher production levels resulting from an increase in order intake and backlog was offset by lower revenue attributed to partially manufactured simulators;

-    NCM’s revenue increased by $4.1 million, or 4%, mainly due to higher revenue from CAE Healthcare, partially offset by lower revenue from CAE Mining. In CAE Healthcare, higher ultrasound task trainer and surgical simulator revenue and higher centre management system revenue, including the impact from a stronger U.S. dollar against the Canadian dollar and an expanded installation base, was partially offset by lower patient simulator revenue. In CAE Mining, revenue was lower due to the cyclical downturn in the mining industry, with lower software licence and consulting services revenue partially offset by an increase in software maintenance revenue;

-    SP/M’s revenue decreased by $33.2 million, or 6%, mainly due to lower revenue from certain Australian and North American programs for which the construction phase was completed and we are now in the in-service support phase. The decrease was also due to lower activity in our IES products business and lower revenue from European and Asian programs. The decrease was partially offset by a favourable foreign exchange impact on the translation of foreign operations.

You will find more details in Results by segment.

18 | CAE Annual Report 2014

Management’s Discussion and Analysis

Gross profit was $12.1 million higher than last year

The gross profit was $596.9 million this year, or 28.2% of revenue compared to $584.8 million or 28.7% of revenue last year. As a percentage of revenue, gross profit was stable when compared to last year.

Operating profit was $57.8 million higher than last year

Operating profit this year was $291.8 million, or 13.8% of revenue, compared to $234.0 million, or 11.5% of revenue last year. The increase from last year was mainly due to restructuring, integration and acquisition costs of $68.7 million recorded last year. Segment operating income was $302.7 million, or 14.9% of revenue last year.

Segment operating income decreased $10.9 million, or 4% compared to last year. Decreases in segment operating income of
$4.7 million, $4.4 million, $2.6 million and $2.2 million from SP/C, TS/C, SP/M and NCM respectively, were partially offset by an increase in segment operating income of $3.0 million from TS/M.

You will find more details in Results by segment.

Net finance expense was $5.6 million higher than last year

FY2013 to
(amounts in millions)	FY2014
Finance expense, prior period	$74.5
Increase in finance expense on long-term debt (other than finance lease obligations)	7.5
Decrease in finance expense on finance lease obligations	(0.2)
Decrease in finance expense on royalty obligations	(2.1)
Increase in other finance expense	1.7
Decrease in borrowing costs capitalized	(0.9)
Increase in finance expense from the prior period	$6.0
Finance income, prior period	$(9.4)
Decrease in interest income on loans and receivables	0.4
Increase in other interest income	(0.8)
Increase in finance income from the prior period	$(0.4)
Net finance expense, current period	$70.7

Net finance expense was $70.7 million this year, $5.6 million or 9% higher than last year. The increase was mainly due to higher interest expense resulting from the private placement of senior notes issued in December 2012 and an increase in R&D obligations, partially offset by lower interest expense due to a reduced use of credit facilities and lower finance expense on royalty obligations.

Effective income tax rate is 14%

This fiscal year, income taxes were $30.0 million, representing an effective tax rate of 14%, compared to 17% for the same period last year.

The decrease in the effective tax rate compared to fiscal year 2013 is mainly due to the change in the mix of income from various jurisdictions. Significant elements impacting the 2014 effective tax rate include a favourable decision by the Federal Court of Appeal of Canada, rendered April 17, 2013, with respect to the tax treatment of the depreciation and sale of simulators in Canada, a change in the substantively enacted tax rates of Germany, United Kingdom and Norway as well as the settlement of tax audits during the year. Other than the mix of income, significant elements impacting the fiscal year 2013 tax rate included the settlement of tax audits.

CAE Annual Report 2014 | 19

Management’s Discussion and Analysis

4.3        Consolidated orders and backlog

Our consolidated backlog was $4,205.6 million at the end of fiscal 2014, which is 13% higher than last year. New orders of $2,380.3 million increased the backlog this year, while $2,114.9 million in revenue was generated from the backlog.

Backlog up by 13% over last year

(amounts in millions)	FY2014	FY2013
Backlog, beginning of period	$3,717.8	$3,379.0
+ orders	2,380.3	2,139.7
- revenue	(2,114.9)	(2,035.2)
+ / - adjustments	222.4	234.3
Backlog, end of period	$4,205.6	$3,717.8

In fiscal 2014, adjustments included $222.4 million related to a positive foreign exchange impact.

In fiscal 2013, adjustments included $234.3 million worth of backlog added as a result of the acquisition of OAA and a reduction of an existing order of Level B simulators originating in 2006.

The book-to-sales ratio for the quarter was 0.97x. The ratio for the last 12 months was1.13x.

Following the implementation of the new IFRS 11, Joint Arrangements, discussed in Changes in accounting policies:

-    The expected value of orders contracted by our joint ventures in which we have an ownership interest are excluded from CAE’s backlog;

-    The full value of orders between us and our joint ventures is included in CAE’s backlog.

Our consolidated backlog as at March 31, 2013 was restated accordingly.

Our combined military unfunded backlog5 was $406.7 million at March 31, 2014. In addition, our joint venture backlog5, which represents the expected value of our share of orders that our joint ventures have received but have not yet executed, was
$392.5 million [5]at March 31, 2014. These are not included in the consolidated backlog presented in the table above.

You will find more details in Results by segment.

5  Non-GAAP and other financial measures (see Section 5).

20 | CAE Annual Report 2014

Management’s Discussion and Analysis

5.     RESULTS BY SEGMENT

We manage our business and report our results in five segments:

Civil segments:

-    Training & Services/Civil (TS/C);

-    Simulation Products/Civil (SP/C).

Military segments:

-    Simulation Products/Military (SP/M);

-    Training & Services/Military (TS/M).

New Core Markets (NCM) segment.

Transactions between operating segments are mainly simulator transfers from the SP/C segment to the TS/C segment and are recorded at cost.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

Unless otherwise indicated, elements within our segment revenue and segment operating income analysis are presented in order of magnitude.

KEY PERFORMANCE INDICATORS

Segment operating income
(amounts in millions, except operating margins)		FY2014	FY2013	Q4-2014	Q3-2014	Q2-2014	Q1-2014	Q4-2013
Civil segments
Training & Services/Civil		$96.3	100.7	36.9	22.5	19.4	17.5	24.9
	%	13.5	15.3	18.6	13.1	11.7	9.8	14.1
Simulation Products/Civil		$83.5	88.2	21.1	22.7	19.6	20.1	25.8
	%	18.1	19.3	16.9	20.7	19.0	16.3	18.0
Military segments
Simulation Products/Military		$77.4	80.0	19.3	23.3	18.3	16.5	19.4
	%	14.6	14.2	13.7	18.3	14.8	12.0	12.7
Training & Services/Military		$30.4	27.4	8.7	7.7	6.9	7.1	8.8
	%	10.4	11.2	9.7	10.4	10.2	11.6	13.8
New Core Markets		$4.2	6.4	0.2	1.4	1.0	1.6	1.8
	%	3.6	5.7	0.7	4.7	3.7	5.4	6.2
Total segment operating income (SOI)		$291.8	302.7	86.2	77.6	65.2	62.8	80.7
Restructuring, integration and acquisition costs		$-	(68.7)	-	-	-	-	(13.8)
Operating profit		$291.8	234.0	86.2	77.6	65.2	62.8	66.9

CAE Annual Report 2014 | 21

Management’s Discussion and Analysis

Capital employed6

	March 31	December 31	September 30	June 30	March 31
(amounts in millions)	2014	2013	2013	2013	2013
Civil segments
Training & Services/Civil	$1,703.1	1,612.7	1,515.1	1,520.9	1,464.7
Simulation Products/Civil	$73.2	52.5	52.5	104.4	56.4
Military segments
Simulation Products/Military	$354.9	382.1	340.9	344.1	326.1
Training & Services/Military	$212.4	194.6	177.0	174.1	152.0
New Core Markets	$222.4	217.8	205.7	207.6	199.2
	$2,566.0	2,459.7	2,291.2	2,351.1	2,198.4

5.1     Civil segments

FISCAL 2014 EXPANSIONS AND NEW INITIATIVES[6]

Expansions

-    Our joint venture Emirates-CAE Flight Training (ECFT) inaugurated its second pilot training facility in Dubai, UAE;

-    We announced the introduction of 35 new Piper airplanes to our CAE Oxford Aviation Academy fleet;

-    ECFT announced that its dual configuration FFS for Bombardier Challenger 604 and Challenger 605 business jets has received certification from various countries and also announced that it will deploy a Bombardier Global 5000/6000 business jets FFS equipped with the Bombardier Vision flight deck, which is expected to enter into service at the end of 2014;

-    We announced, with Bombardier, the expansion of the Authorised Training Partner (ATP) agreement in Europe with the addition of a Bombardier Challenger 605 aircraft FFS and the deployment of a new Bombardier Global 5000/6000 business jets FFS equipped with the Bombardier Vision flight deck in our Amsterdam training centre;

-    We announced, with Aviation Performance Solutions (APS), an extension of our partnership to provide Upset Prevention and Recovery Training (UPRT) for business aircraft pilots in Europe. The program uses proven e-Learning web-based academics, in-aircraft practical skill development and FFS exercises and scenarios;

-    We launched a new MPL training program with Tigerair. In support of this program, we announced that we will open an ab initio ground school training centre in Singapore;

-    We commenced training at the CAE Simulation Training P.L. centre in Delhi, India. The training centre is a joint venture between CAE and Interglobe, parent company of IndiGo;

-    We announced an agreement with Airbus Helicopters (formerly Eurocopter Group) to create an approved EC225 helicopter training centre in Norway featuring a Level D flight and mission simulator;

-    We announced the addition of a fourth Dassault Falcon 7X FFS to our global training network. The simulator is expected to be ready for training in 2015;

-    We deployed a Boeing 737 NG FFS to the Air France training centre located in Orly, France;

-    We announced, with Dassault, an agreement naming CAE as the exclusive Dassault-Approved Training Provider for the newly-launched Dassault Falcon 5X long-range business jet.

New programs and products

-    We introduced CAE Tropos™-6000XR, the latest generation of our market-leading visual image generator for civil aviation training. The software provides a more immersive environment and an enhanced pilot training experience;

-    We announced maintenance training on the new Dassault Falcon 2000 LXS and 2000S aircraft platforms, including EASy II and launched CAE RealCase Troubleshooting for the Dassault Falcon 7X, Falcon 900EX EASy, and Falcon 2000EX EASy models;

-    We announced the introduction of the CAE 7000XR Series FFS, leveraging the latest advancements in technology and training capabilities and setting a new standard in level D FFSs. This latest evolution of CAE’s industry benchmark FFS is designed to optimize life-cycle costs for our customers and to address new and future training requirements.

6 Non-GAAP and other financial measures (see section 3.6).

22 | CAE Annual Report 2014

Management’s Discussion and Analysis

COMBINED FINANCIAL RESULTS
(amounts in millions, except operating margins)		FY2014	FY2013	Q4-2014	Q3-2014	Q2-2014	Q1-2014	Q4-2013
Revenue		$1,176.7	1,116.6	323.5	282.1	269.3	301.8	319.5
Segment operating income		$179.8	188.9	58.0	45.2	39.0	37.6	50.7
Operating margins	%	15.3	16.9	17.9	16.0	14.5	12.5	15.9
Backlog		$2,161.7	1,722.6	2,161.7	2,081.9	1,997.0	1,754.4	1,722.6

For the fourth quarter of fiscal 2014, combined civil revenue was $323.5 million, up 15% over last quarter. Both civil segments contributed to the increase mainly resulting from an increase in training revenue due to a higher utilization rate on the FFSs in our network, most notably in North America and Europe, as well as an increase in product revenue due to higher FFS production levels driven by an increase in order intake. Combined civil segment operating margin was 17.9%, up from 16.0% last quarter. The higher margin is the reflection of the increased training revenue following a higher utilization rate on FFS in our training network.

For fiscal 2014, combined civil revenue was $1,176.7 million, up 5% over last year mainly as a result of the integration into our results of OAA. Combined civil segment operating margin was 15.3%, down from 16.9% last year. The lower margin was mainly the result of lower utilization on FFS in our training network as well as higher costs associated with the operationalization of new training centres in Asia, relocation of simulators and severance expenses.

The combined civil book-to-sales ratio was 1.08x for the quarter and 1.28x on a trailing 12-month basis.

The joint venture backlog was $263.1 million at March 31, 2014.

TRAINING & SERVICES/CIVIL[7]

TS/C obtained contracts this quarter expected to generate future revenues of $247.5  million, including:

-    A long-term contract with Turkish Airlines for pilot training services;

-    A long-term contract renewal with Aerovias del Continente Americano S.A. for maintenance of their flight training devices and pilot training services;

-    A long-term contract renewal with Robert Bosch GmbH for pilot training services;

-    A long-term contract with WorldWide Jet Charter LLC for pilot training services.

Financial results
(amounts in millions, except operating margins, SEU and FFSs deployed)		FY2014	FY2013	Q4-2014	Q3-2014	Q2-2014	Q1-2014	Q4-2013
Revenue		$715.3	659.8	198.4	172.2	166.4	178.3	176.1
Segment operating income		$96.3	100.7	36.9	22.5	19.4	17.5	24.9
Operating margins	%	13.5	15.3	18.6	13.1	11.7	9.8	14.1
Depreciation and amortization		$98.3	92.5	25.8	23.3	23.9	25.3	23.6
Property, plant and equipment
expenditures		$120.5	71.4	52.9	30.3	16.8	20.5	5.8
Intangible assets and other
assets expenditures		$17.0	19.8	4.0	3.0	2.6	7.4	2.7
Capital employed		$1,703.1	1,464.7	1,703.1	1,612.7	1,515.1	1,520.9	1,464.7
Backlog		$1,597.7	1,311.6	1,597.7	1,502.1	1,445.4	1,300.0	1,311.6
SEU[7]		191	181	194	190	188	190	187
FFSs deployed		239	227	239	238	233	230	227

7  Non-GAAP and other financial measures (see Section 3.6).

CAE Annual Report 2014 | 23

Management’s Discussion and Analysis

Revenue up 15% over last quarter and up 13% over the fourth quarter of fiscal 2013

The increase over last quarter was mainly due to higher revenue generated in North America and Europe as a result of higher simulator utilization rates and a favourable foreign exchange impact on the conversion of foreign operations into Canadian dollars.

The increase over the fourth quarter of fiscal 2013 was mainly due to a favourable foreign exchange impact on the conversion of foreign operations into Canadian dollars and higher revenue generated in Europe and North America as a result of higher simulator utilization rates. The increase was partially offset by lower revenue from our crew sourcing business.

Revenue was $715.3 million this year, 8% or $55.5 million higher than last year

The increase was mainly due to the integration into our results of OAA acquired in May 2012, a favourable foreign exchange impact on the conversion of foreign operations into Canadian dollars and higher revenue generated in North America and Asia as a result of higher simulator utilization rates. The increase was partially offset by lower revenue from our crew sourcing business and our training business in South America and Europe.

Segment operating income up 64% over last quarter and up 48% over the fourth quarter of fiscal 2013

Segment operating income was $36.9 million (18.6% of revenue) this quarter, compared to $22.5 million (13.1% of revenue) last quarter and $24.9 million (14.1% of revenue) in the fourth quarter of fiscal 2013.

Segment operating income increased by $14.4 million, or 64%, over last quarter. The increase was mainly due to higher revenue in North America and Europe, gains on disposal of two FFSs and a favourable foreign exchange impact on the conversion of foreign operations into Canadian dollars.

Segment operating income increased by $12.0 million, or 48%, over the fourth quarter of fiscal 2013. The increase was mainly due to higher profit from equity accounted investees (joint ventures), higher revenue in Europe, a favourable foreign exchange impact on the conversion of foreign operations into Canadian dollars and gains on disposal of two FFSs.

Segment operating income was $96.3 million, 4% or $4.4 million lower than last year

Segment operating income was $96.3 million (13.5% of revenue) this year, compared to $100.7 million (15.3% of revenue) last year.

The decrease was mainly due to lower revenue in South America and higher costs associated with the operationalization of new training centres in Asia, relocation of FFSs and severance expenses. The decrease was partially offset by higher profit from equity accounted investees (joint ventures), gains on the reversal of an OAA acquisition‑related provision and on disposal of FFSs and the integration into our results of OAA acquired in May 2012. The increase was also explained by a favourable foreign exchange impact on the conversion of foreign operations into Canadian dollars, which was partially offset by an unfavourable foreign exchange impact from the revaluation of our non-cash working capital accounts.

Property, plant and equipment expenditures at $52.9 million this quarter and $120.5 million for the year

Maintenance capital expenditures were $7.8 million for the quarter and $28.3 million for the year. Growth capital expenditures were $45.1 million for the quarter and $92.2 million for the year.

Capital employed increased by $90.4 million over last quarter and by $238.4 million over last year

The increase in capital employed over the last quarter and over last year was mainly due to higher property, plant and equipment and intangible assets resulting mainly from movements in foreign exchange rates and an increase in the value of our investments in equity accounted investees due to movements in foreign exchange rates and increased profitability.

Backlog was at $1,597.7 million at the end of the year

(amounts in millions)	FY2014	FY2013
Backlog, beginning of period	$1,311.6	$937.4
+ orders	898.9	778.4
- revenue	(715.3)	(659.8)
+ / - adjustments	102.5	255.6
Backlog, end of period	$1,597.7	$1,311.6

Fiscal 2014 adjustments are mainly due to foreign exchange movements. Adjustments in fiscal 2013 were mainly due to
$254.0 million worth of backlog added as a result of the acquisition of OAA.

This quarter's book-to-sales ratio was 1.25x. The ratio for the last 12 months was 1.26x.

The joint venture backlog was $263.1 million at March 31, 2014.

24 | CAE Annual Report 2014

Management’s Discussion and Analysis

SIMULATION PRODUCTS/CIVIL

SP/C was awarded contracts for the following 8  FFSs this quarter:

-    One Boeing 737-800W FFS to Southwest Airlines;

-    One Airbus A320 FFS to Lufthansa Flight Training;

-    One Airbus A320 FFS to CAE Flight Training (India) Private Limited, a joint venture between CAE and InterGlobe;

-    Five FFSs, three Airbus A320s, one Boeing 737NG and one Boeing 777 to undisclosed customers;

This brings SP/C’s order intake for the year to 48  FFSs.

Financial results
(amounts in millions, except operating margins)		FY2014	FY2013	Q4-2014	Q3-2014	Q2-2014	Q1-2014	Q4-2013
Revenue		$461.4	456.8	125.1	109.9	102.9	123.5	143.4
Segment operating income		$83.5	88.2	21.1	22.7	19.6	20.1	25.8
Operating margins	%	18.1	19.3	16.9	20.7	19.0	16.3	18.0
Depreciation and amortization		$12.2	8.6	3.5	3.3	2.5	2.9	3.0
Property, plant and equipment
expenditures		$7.8	4.9	4.1	1.7	0.8	1.2	0.6
Intangible assets and other
assets expenditures		$23.4	20.4	8.0	5.4	4.5	5.5	5.5
Capital employed		$73.2	56.4	73.2	52.5	52.5	104.4	56.4
Backlog		$564.0	411.0	564.0	579.8	551.6	454.4	411.0

Revenue up 14% over last quarter and down 13% from the fourth quarter of fiscal 2013

The increase over last quarter was mainly due to higher production levels resulting from an increase in order intake.

The decrease from the fourth quarter of fiscal 2013 was mainly due to lower revenue attributed to partially manufactured simulators.

Revenue was $461.4 million for the year, stable compared to last year

The increase related to higher production levels resulting from an increase in order intake and backlog was offset by lower revenue attributed to partially manufactured simulators.

Segment operating income down 7% from last quarter and down 18% from the fourth quarter of fiscal 2013

Segment operating income was $21.1 million (16.9% of revenue) this quarter, compared to $22.7 million (20.7% of revenue) last quarter and $25.8 million (18.0% of revenue) in the fourth quarter of fiscal 2013.

The decrease from last quarter was mainly due lower project margins resulting from a less favourable program mix and higher selling, general and administrative expenses in support of increased sales activity, partially offset by higher revenue, as mentioned above.

The decrease from the fourth quarter of fiscal 2013 was mainly due to lower revenue, as mentioned above, and an unfavourable foreign exchange impact. The decrease was partially offset by lower research and development expenses net of government funding.

Segment operating income was $83.5 million for the year, 5% or $4.7 million lower than last year

Segment operating income was $83.5  million (18.1% of revenue) this year, compared to $88.2  million (19.3% of revenue) last year.

The decrease  was mainly due to an unfavourable foreign exchange impact and higher selling, general and administrative expenses, partially offset by a favourable program mix.

Capital employed increased by $20.7 million over last quarter and by $16.8 million over last year

Capital employed was higher than last quarter mainly due to higher contracts in progress assets, partially offset by a decrease in accounts receivable.

Capital employed was higher than last year mainly due to an increase in inventories, intangible assets resulting from investments in development costs and accounts receivable, partially offset by increase in contracts in progress liabilities.

CAE Annual Report 2014 | 25

Management’s Discussion and Analysis

Backlog up 37% compared to last year

(amounts in millions)	FY2014	FY2013
Backlog, beginning of period	$411.0	$385.5
+ orders	608.4	494.7
- revenue	(461.4)	(456.8)
+ / - adjustments	6.0	(12.4)
Backlog, end of period	$564.0	$411.0

Fiscal 2014 adjustments are mainly due to foreign exchange movements. Adjustments in fiscal 2013 were mainly due to a reduction of an existing order of Level B simulators originating in 2006.

This quarter's book-to-sales ratio was 0.82x. The ratio for the last 12 months was 1.32x.

There was no joint venture backlog at March 31, 2014.

5.2        Military segments

FISCAL 2014 EXPANSIONS AND NEW INITIATIVES

Expansions

-    We commenced construction of the new CAE Brunei Multi-Purpose Training Centre (MPTC) in Rimba, Brunei Darussalam which is now at the completion phase. The centre is expected to be operational by the end of spring 2014.  We also announced jointly with the Government of Brunei that MPTC will establish an Emergency and Crisis Management Centre of Excellence to support disaster preparedness;

-    We are providing on-site training support services at the Army Aviation Training Centre in Queensland, Australia, following the acceptance into service of the world’s first Level D certified NH90 full-flight and mission simulator;

-    We installed a CAE 5000 Series King Air 350 simulator at a new training facility in Sale, Australia and will now provide simulator services to the Royal Australian Air Force and Royal Australian Navy through 2018 under a contractor-owned, contractor-operated training program;

-    We announced that our Rotorsim training centre in Sesto Calende, Italy, which is a joint venture with AgustaWestland, will expand with the addition of a CAE 3000 Series AW169 helicopter simulator;

-    We announced that the world’s first CAE 3000 Series AW189 FFS was certified to Level D and is now ready for training at the Rotorsim training centre in Sesto Calende, Italy;

-    We announced that Rotorsim will add a second CAE 3000 Series AW189 helicopter simulator to a new training location in Aberdeen, Scotland to support Bristow helicopters and other North Sea operators.

New programs and products

-    We signed a memorandum of understanding with Lockheed Martin as its preferred provider of Canadian F-35 training support, training systems integration, operations and maintenance should Canada select the F-35;

-    We signed a memorandum of understanding with General Atomics Aeronautical Systems to pursue international opportunities for CAE to offer its simulation and training systems for the Predator family of remotely piloted aircraft;

-    We delivered the latest generation CAE GESI command and staff training system, now operational at the German Army Combat Simulation Center located in Wildflecken, Germany;

-    We assisted Ambulance Victoria in Brisbane, Australia with the launch of the Virtual Paramedic, a simulation-based training solution, to help prepare for mass casualty incidents;

-    We signed a cooperation agreement to combine CAE’s GESI command and staff training system with Rolands & Associates Joint Theatre-Level Simulation into a new, federated constructive simulation solution called GlobalSim;

-    We provided an Emergency Management Information System to the City of Ottawa that will improve multi-agency collaboration and enhance effective decision-making during emergency incidents;

-    We are designing and manufacturing a UH-60L/M Black Hawk full-mission simulator to be used by the Mexican Federal Police.

26 | CAE Annual Report 2014

Management’s Discussion and Analysis

COMBINED FINANCIAL RESULTS
(amounts in millions, except operating margins)		FY2014	FY2013	Q4-2014	Q3-2014	Q2-2014	Q1-2014	Q4-2013
Revenue		$822.0	806.5	230.3	201.8	191.1	198.8	217.1
Segment operating income		$107.8	107.4	28.0	31.0	25.2	23.6	28.2
Operating margins	%	13.1	13.3	12.2	15.4	13.2	11.9	13.0
Backlog		$2,043.9	1,995.2	2,043.9	2,024.3	1,942.4	1,960.1	1,995.2

For the fourth quarter of fiscal 2014, combined military revenue was $230.3 million, up 14% over last quarter. The increase was mainly due to higher contribution from new contracts signed this quarter and a favourable foreign exchange impact on the translation of foreign operations. Combined military segment operating margin was 12.2%, down from 15.4% last quarter. The lower margin is due to a more favourable program mix in the previous quarter and higher research and development expenses net of government funding this quarter.

For fiscal 2014, combined military revenue was $822.0 million, up 2% over last year mainly as a result of a favourable foreign exchange impact on the translation of foreign operations. Combined military segment operating margin was 13.1%, stable compared to last year. The decrease in margin due to a reversal of a contingent consideration provision which occurred last year, higher selling, general and administrative expenses and higher research and development expenses net of government funding was offset by the margin improvement resulting from our European and North American programs and the increased profitability in our equity accounted investees (joint ventures).

The combined military book-to-sales ratio was 0.82x for the quarter and 0.92x on a trailing 12-month basis.

The combined military unfunded backlog was $406.7 million and the joint venture backlog was $129.4 million at March 31, 2014.

SIMULATION PRODUCTS/MILITARY

SP/M was awarded $133.1 million in orders this quarter, including contracts from:

-    Beechcraft Corporation to develop a comprehensive T-6C ground-based training system for the Royal New Zealand Air Force;

-    The Polish Air Force to provide an SW-4 helicopter full-flight simulator to support training at the Polish Air Force School in Deblin, Poland;

-    Boeing to manufacture four additional P-8A operational flight trainers for the U.S. Navy.

Financial results
(amounts in millions, except operating margins)		FY2014	FY2013	Q4-2014	Q3-2014	Q2-2014	Q1-2014	Q4-2013
Revenue		$529.3	562.5	140.5	127.5	123.5	137.8	153.1
Segment operating income		$77.4	80.0	19.3	23.3	18.3	16.5	19.4
Operating margins	%	14.6	14.2	13.7	18.3	14.8	12.0	12.7
Depreciation and amortization		$17.2	15.3	4.7	4.5	4.1	3.9	4.2
Property, plant and equipment
expenditures		$7.0	5.2	2.3	2.0	1.2	1.5	(0.6)
Intangible assets and other
assets expenditures		$15.3	26.1	5.6	3.5	2.4	3.8	6.8
Capital employed		$354.9	326.1	354.9	382.1	340.9	344.1	326.1
Backlog		$682.5	688.7	682.5	669.9	635.4	673.4	688.7

Revenue up 10% over last quarter and down 8% from the fourth quarter of fiscal 2013

The increase over last quarter was mainly due to higher revenue from North American and Australian programs and a favourable foreign exchange impact on the translation of foreign operations. The increase was partially offset by lower revenue from Asian programs.

The decrease from the fourth quarter of fiscal 2013 was mainly due to lower revenue from Asian and Australian programs. The decrease was partially offset by a favourable foreign exchange impact on the translation of foreign operations.

Revenue was $529.3 million this year, 6% or $33.2 million lower than last year

The decrease in revenue from last year was mainly due to lower revenue from certain Australian and North American programs for which the construction phase was completed and we are now in the in-service support phase. The decrease was also due to lower activity in our IES products business and lower revenue from European and Asian programs. The decrease was partially offset by a favourable foreign exchange impact on the translation of foreign operations.

CAE Annual Report 2014 | 27

Management’s Discussion and Analysis

Segment operating income down 17% compared to last quarter and stable compared to the fourth quarter of fiscal 2013

Segment operating income was $19.3 million (13.7% of revenue) this quarter, compared to $23.3 million (18.3% of revenue) last quarter and $19.4 million (12.7% of revenue) in the fourth quarter of fiscal 2013.

The decrease from last quarter was mainly due to lower volume on Asian programs, higher research and development expenses net of government funding and lower margins on European programs, partially offset by higher volume on North American programs.

Segment operating income was stable when compared to the fourth quarter of fiscal 2013. The decrease resulting from lower volume on Asian programs and higher research and development expenses net of government funding was offset by higher margins on North American and European programs.

Segment operating income was $77.4 million this year, 3% or $2.6 million lower than last year

Segment operating income was $77.4 million (14.6% of revenue) this year, compared to $80.0 million (14.2% of revenue) last year.

The decrease in segment operating income from last year was mainly due to the reversal of a contingent consideration provision which occurred in the second quarter of fiscal 2013, higher research and development expenses net of government funding and lower volume on Asian programs. The decrease was partially offset by higher margins on European and North American programs.

Capital employed decreased by $27.2 million from last quarter and increased by $28.8 million over last year

The decrease from last quarter was mainly due to an increase in accounts payable and accrued liabilities, higher contracts in progress liabilities and lower contracts in progress assets, partially offset by an increase in accounts receivable and foreign exchange movements resulting from the depreciation of the Canadian dollar.

The increase over last year was mainly due to a higher investment in other long-term assets and an increase in intangible assets resulting primarily from movements in foreign exchange rates.

Backlog stable compared to last year

(amounts in millions)	FY2014	FY2013
Backlog, beginning of period	$688.7	$787.2
+ orders	484.7	397.0
- revenue	(529.3)	(562.5)
+ / - adjustments	38.4	67.0
Backlog, end of period	$682.5	$688.7

Fiscal 2014 adjustments are mainly due to foreign exchange movements. Adjustments in fiscal 2013 were mainly due to the reclassification of equipment procurement from a long-term services contract.

This quarter's book-to-sales ratio was 0.95x. The ratio for the last 12 months was 0.92x.

Unfunded backlog was $38.0 million and there was no joint venture backlog at March 31, 2014.

28 | CAE Annual Report 2014

Management’s Discussion and Analysis

TRAINING & SERVICES/MILITARY

TS/M was awarded $55.9 million in orders this quarter, including contracts from:

-    Germany's Federal Office of Bundeswehr Equipment, Information Technology and In-Service Support to provide a range of on-site training support services for flight simulation equipment, including Tornado, C-160 Transall, P-3C Orion, Mk-41 Sea King and the German Forces' pilot selection system;

-    PWN Excellence Sdn Bhd, based in Subang, Malaysia, to provide comprehensive lifecycle support and maintenance services on an AW139 simulator over the next ten years.

Financial results
(amounts in millions, except operating margins)		FY2014	FY2013	Q4-2014	Q3-2014	Q2-2014	Q1-2014	Q4-2013
Revenue		$292.7	244.0	89.8	74.3	67.6	61.0	64.0
Segment operating income		$30.4	27.4	8.7	7.7	6.9	7.1	8.8
Operating margins	%	10.4	11.2	9.7	10.4	10.2	11.6	13.8
Depreciation and amortization		$25.2	14.6	7.5	6.9	6.7	4.1	4.8
Property, plant and equipment
expenditures		$19.0	12.1	5.7	2.6	5.1	5.6	7.2
Intangible assets and other
assets expenditures		$1.0	2.4	0.4	0.2	0.1	0.3	0.3
Capital employed		$212.4	152.0	212.4	194.6	177.0	174.1	152.0
Backlog		$1,361.4	1,306.5	1,361.4	1,354.4	1,307.0	1,286.7	1,306.5

Revenue up 21% over last quarter and up 40% over the fourth quarter of fiscal 2013

The increase over last quarter was mainly due to higher revenue from North American programs, a favourable foreign exchange impact on the translation of foreign operations and higher activity from our IES services business.

The increase over the fourth quarter of fiscal 2013 was mainly due to higher revenue from North American programs, a favourable foreign exchange impact on the translation of foreign operations, higher activity from our IES services business and higher revenue from our Australian programs.

Revenue was $292.7 million this year, 20% or $48.7 million higher than last year

The increase was mainly due to new contracts signed in the current year in North America and Australia combined with programs where the construction phase was completed and are now in the in-service support phase for the same regions. The increase was also due to a favourable foreign exchange impact on the translation of foreign operations, increased activity in our IES services business and higher revenue from European programs. The increase was partially offset by the creation of a joint venture in late fiscal 2013 now accounted for as an equity investee, whereas it was previously accounted for as a joint operation and proportionally consolidated.

Segment operating income up 13% over last quarter and stable compared to the fourth quarter of fiscal 2013

Segment operating income was $8.7 million (9.7% of revenue) this quarter, compared to $7.7 million (10.4% of revenue) last quarter and $8.8 million (13.8% of revenue) in the fourth quarter of fiscal 2013.

The increase over last quarter was mainly due to higher volume on North American programs and higher margins on European programs, partially offset by lower profit from equity accounted investees (joint ventures).

Segment operating income was stable when compared to the fourth quarter of fiscal 2013. The decrease resulting from higher selling, general and administrative expenses was offset by higher margins on European programs, higher volume on Australian programs and higher profit from equity accounted investees (joint ventures).

Segment operating income was $30.4 million this year, 11% or $3.0 million higher than last year

Segment operating income was $30.4  million (10.4% of revenue) this year, compared to $27.4 million (11.2% of revenue) last year.

The increase over last year was mainly due to higher profit from equity accounted investees (joint ventures) and higher volume on North American and European programs. The increase was partially offset by higher selling, general and administrative expenses including costs incurred for start-up activities in certain Asian programs.

Capital employed increased by $17.8 million over last quarter and by $60.4 million over last year

The increase over last quarter was mainly due to higher property, plant and equipment, higher other long-term assets resulting primarily from foreign exchange rates, an increase in non-cash working capital and a higher investment in equity accounted investees as a result of increased profitability.

The increase over last year was mainly due to higher other long-term assets resulting primarily from movements in foreign exchange rates, an increase in non-cash working capital, a higher investment in equity accounted investees as a result of increased profitability and higher property, plant and equipment resulting from capital expenditures and movements in foreign exchange rates.

CAE Annual Report 2014 | 29

Management’s Discussion and Analysis

Backlog up 4% over last year

(amounts in millions)	FY2014	FY2013
Backlog, beginning of period	$1,306.5	$1,268.9
+ orders	272.1	357.5
- revenue	(292.7)	(244.0)
+ / - adjustments	75.5	(75.9)
Backlog, end of period	$1,361.4	$1,306.5

Fiscal 2014 adjustments are mainly related to foreign exchange movements. Adjustments in fiscal 2013 were mainly due to the reclassification of equipment procurement from a long-term services contract.

This quarter's book-to-sales ratio was 0.62x. The ratio for the last 12 months was 0.93x.

Unfunded backlog was $368.7 million and the joint venture backlog was $129.4 million at March 31, 2014.

5.3        New Core Markets

FISCAL 2014 EXPANSIONS AND NEW INITIATIVES

CAE Healthcare expansions and new initiatives included the following:

Expansions

-    We signed agreements with new distributors in Bangladesh, Chile, Costa Rica, Germany, India, Malaysia, Malta, Peru, Singapore, Netherlands and United Arab Emirates;

-    We opened a new training facility with a hospital group in Brazil and began operations;

-    We partnered with Community Hospital in Long Beach, U.S. to utilize their facilities in order to expand our training centre locations across the West Coast.

New programs and products

-    We released an update of our LearningSpace audiovisual and performance management system with a new Resource Manager feature that tracks simulation centre assets;

-    We released an updated version of our VIMEDIX ultrasound simulator operating system with additional user features and pathologies for the VIMEDIX cardiac simulator and VIMEDIX Ob/Gyn;

-    We released a first trimester endovaginal ultrasound training module for VIMEDIX Ob/Gyn;

-    We unveiled the CAE Fidelis Maternal Fetal Simulator at the International Meeting for Simulation in Healthcare (IMSH) in San Francisco, U.S.

CAE Mining expansions and new initiatives included the following:

Expansions

-    We expanded our customer support and sales capability in Columbia;

-    We entered into a distribution agreement with Simsmart Technologies Inc. to offer their SmartEXEC automated underground ventilation technology to the global market;

-    We announced a collaboration agreement with Geovariances granting CAE Mining exclusive access to their mining sector geostatistical libraries. Commercial release within the CAE Mining product suite is expected to be launched in the first quarter of fiscal 2015.

New programs and products

-    We delivered and commissioned our first underground mining simulator models to the Fresnillo PLC training centre in Mexico;

-    We launched a cloud-based service for open pit mine optimization that is significantly faster than current methods;

-    We released major updates to our geological data management system, Sirovision 3D photogrammetry, mapping system and our flagship resource modeling solution including performance improvements and new functionality for condition simulation;

-    We released an innovative new drill and blast design system featuring automated design and electronic transfer of data to drill rigs;

-    We released a major update to our stratigraphic modeling system, with improvements in model calibration, fault modeling and contouring.

ORDERS

CAE Healthcare sales this quarter included:

-    Ten ultrasound simulators and five surgical simulators to five National Health Service (NHS) hospitals through the Local Education and Training Board committees of Health Education England;

-    Three patient simulators, one ultrasound simulator, two ultrasound task trainers, a centre management system and multi-year warranty to a public research university in the U.S.;

-    Five patient simulators, two ultrasound simulators, two ultrasound task trainers and a multi-year warranty to a private university in the U.S.;

-    A centre management system to a public university in Saudi Arabia.

30 | CAE Annual Report 2014

Management’s Discussion and Analysis

CAE Mining sales this quarter included:

-    Resource modeling, stratigraphic modeling and mine planning systems to Kazakhmys PLC in Kazakhstan;

-    A mine ventilation automation project for Fresnillo PLC’s San Julian mine in Mexico;

-    Open pit resource modeling and mine planning systems to Swakop Uranium (Pty) Ltd in Namibia.

Financial results
(amounts in millions, except operating margins)		FY2014	FY2013	Q4-2014	Q3-2014	Q2-2014	Q1-2014	Q4-2013
Revenue		$116.2	112.1	29.6	29.7	27.1	29.8	29.0
Segment operating income		$4.2	6.4	0.2	1.4	1.0	1.6	1.8
Operating margins	%	3.6	5.7	0.7	4.7	3.7	5.4	6.2
Depreciation and amortization		$14.2	11.7	3.9	3.5	3.3	3.5	4.0
Property, plant and equipment
expenditures		$3.1	3.1	0.7	0.6	0.7	1.1	0.7
Intangible assets and other
assets expenditures		$13.4	9.5	3.8	4.1	2.8	2.7	2.5
Capital employed		$222.4	199.2	222.4	217.8	205.7	207.6	199.2

Revenue stable compared to last quarter and up 2% over the fourth quarter of fiscal 2013

Revenue was stable compared to last quarter. Lower revenue from CAE Mining was offset by higher revenue from CAE Healthcare. In CAE Mining, revenue was lower due to a decrease in software licence and consulting services revenue. In CAE Healthcare, higher revenue from surgical simulators and from centre management systems, including the impact from a stronger U.S. dollar against the Canadian dollar, was partially offset by lower patient simulator revenue.

The increase over the fourth quarter of fiscal 2013 was mainly due to higher revenue from CAE Healthcare, partially offset by lower revenue from CAE Mining. In CAE Healthcare, revenue was higher due to an increase in surgical and patient simulator revenue, including the impact of a stronger U.S. dollar against the Canadian dollar. In CAE Mining, revenue was lower due to a decrease in software licence and consulting services revenue.

Revenue was $116.2 million this year, 4% or $4.1 million higher than last year

The increase was mainly due to higher revenue from CAE Healthcare, partially offset by lower revenue from CAE Mining. In CAE Healthcare, higher ultrasound task trainer and surgical simulator revenue and higher centre management system revenue, including the impact from a stronger U.S. dollar against the Canadian dollar and an expanded installation base, was partially offset by lower patient simulator revenue. In CAE Mining, revenue was lower due to the cyclical downturn in the mining industry, with lower software licence and consulting services revenue partially offset by an increase in software maintenance revenue.

Segment operating income down 86% compared to last quarter and 89% compared to the fourth quarter of fiscal 2013

Segment operating income was $0.2 million this quarter (0.7% of revenue), compared to segment operating income of $1.4 million (4.7% of revenue) last quarter and a segment operating income of $1.8 million (6.2% of revenue) in the fourth quarter of fiscal 2013.

The decrease in segment operating income from the last quarter was mainly due to lower revenue from CAE Mining, as mentioned above.

The decrease from the fourth quarter of fiscal 2013 was mainly due to lower segment operating income from CAE Mining as a result of lower revenue, partially offset by lower selling, general and administrative expenses.

Segment operating income was $4.2 million this year, 34% or $2.2 million lower than last year

Segment operating income  was $4.2  million (3.6% of revenue) this year, compared to a segment operating income of $6.4  million (5.7% of revenue) last year.

The decrease from last year was mainly due to lower segment operating income from CAE Mining as a result of lower revenue, partially offset by lower selling, general and administrative expenses.

Capital employed increased by $4.6 million over last quarter and by $23.2 million over last year

The increase over last quarter was mainly due to higher intangible assets mainly as a result of movements in foreign exchange rates, partially offset by an increase in accounts payable and accrued liabilities.

The increase over last year was mainly due to higher intangible assets mainly as a result of movements in foreign exchange rates.

CAE Annual Report 2014 | 31

Management’s Discussion and Analysis

6.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We manage liquidity and regularly monitor the factors that could affect it, including:

-    Cash generated from operations, including timing of milestone payments and management of working capital;

-    Capital expenditure requirements;

-    Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions. [

6.1     Consolidated cash movements

(amounts in millions)	FY2014	FY2013	Q4-2014	Q3-2014	Q4-2013
Cash provided by operating activities*	$304.8	$239.1	$96.4	$56.2	$80.6
Changes in non-cash working capital	(28.8)	(84.6)	27.9	(39.2)	33.1
Net cash provided by operating activities	$276.0	$154.5	$124.3	$17.0	$113.7
Maintenance capital expenditures[8]	(46.1)	(31.8)	(15.1)	(14.4)	(2.7)
Other assets	(23.8)	(21.8)	(5.3)	(5.6)	(7.1)
Proceeds from the disposal of property, plant
and equipment	15.4	9.2	8.5	0.5	1.1
Net proceeds (payments) from equity accounted investees	4.2	(1.4)	1.8	0.4	1.4
Dividends received from equity accounted investees	15.0	11.9	0.8	-	9.0
Dividends paid	(40.1)	(37.1)	(9.9)	(10.6)	(10.2)
Free cash flow [8]	$200.6	$83.5	$105.1	$(12.7)	$105.2
Growth capital expenditures [8]	(111.3)	(64.9)	(50.6)	(22.8)	(11.0)
Capitalized development costs	(48.1)	(49.6)	(14.1)	(11.7)	(12.6)
Other cash movements, net	3.6	3.5	14.0	1.0	1.5
Business combinations, net of cash and cash
equivalents acquired	(3.8)	(285.3)	(0.4)	(2.9)	(0.7)
Effect of foreign exchange rate changes on
cash and cash equivalents	23.4	-	9.5	9.3	-
Net increase (decrease) in cash before
proceeds and repayment of long-term debt	$64.4	$(312.8)	$63.5	$(39.8)	$82.4
* before changes in non-cash working capital

Free cash flow was $105.1 million for the quarter

Free cash flow was $117.8  million higher than last quarter and $0.1  million lower compared to the fourth quarter of fiscal 2013.

Free cash flow was higher compared to last quarter mainly due to an increase in cash provided by operating activities and favourable changes in non-cash working capital.

Free cash flow remained stable compared to the fourth quarter of fiscal 2013. The decrease related to unfavourable changes in non-cash working capital and higher maintenance capital expenditures was offset by an increase in cash provided by operating activities.

Free cash flow was $200.6 million this year

Free cash flow increased $117.1 million, or 140%, compared to last year.

Free cash flow was higher compared to last year mainly due to an increase in cash provided by operating activities and favourable changes in non-cash working capital.

Capital expenditures were $65.7 million this quarter and $157.4 million for the year

Growth capital expenditures were $50.6 million this quarter and $111.3 million for the year. Our growth capital allocation decisions are market-driven in nature and are intended to keep pace with the demands of our existing and new customers. Maintenance capital expenditures were $15.1 million this quarter and $46.1 million for the year.

8 Non-GAAP and other financial measures (see Section 3.6).

32 | CAE Annual Report 2014

Management’s Discussion and Analysis

6.2      Sources of liquidity

We have committed lines of credit at floating rates, each provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from these credit facilities to cover operating and general corporate expenses and to issue letters of credit and bank guarantees.

The total amount available through these committed bank lines at March 31, 2014 was US$550.0 million (2013 – US$550.0 million) with an option, subject to lender’s consent, to increase to a total amount of US$850.0 million. There was an equivalent of
US$49.1 million drawn under the facilities as at March 31, 2014 (2013 – US$66.5 million) and US$120.4 million was used for letters of credit (2013 – US$121.6 million). The applicable interest rate on this revolving term credit facility is at our option, based on the bank’s prime rate, bankers’ acceptance rates or LIBOR plus a spread which depends on the credit rating assigned by Standard & Poor’s Rating Services. Effective October 1, 2013, we amended our revolving unsecured term credit facilities to extend the maturity date from April 2017 to October 2018.

We have an unsecured Export Development Canada (EDC) Performance Security Guarantee (PSG) account for US$150.0 million. This is an uncommitted revolving facility for performance bonds, advance payment guarantees or similar instruments. As at
March 31, 2014, the total outstanding for all these instruments translated into Canadian dollars, was $48.8 million
(2013 – $62.6 million).

We have a facility of €10.0 million with a European bank for the issuance of bank guarantees and letters of credit. The amount used principally in support of our European military operations, translated into Canadian dollars, was approximately $9.5 million
(2013 – $9.6 million).

We manage a program in which we sell undivided interests in certain of our accounts receivable and contracts in progress assets (current financial assets program) to third parties for cash consideration for amounts up to $150.0 million without recourse to CAE. As at March 31, 2014, we sold $79.5 million of accounts receivable (2013 – $88.6 million) and $4.2 million of contracts in progress
(2013 – $3.1 million).

In September 2013 and October 2013, we entered into various finance leases for the leasing of simulators located in the U.S. These transactions represent a total finance lease obligation of $34.2 million as at March 31, 2014.

In February 2014 we entered into an interest-bearing long-term obligation with the Government of Canada relative to Project Innovate, an R&D program extending over five and a half years, for a maximum amount of $250.0 million. The discounted value of the debt recognized amounted to $1.3 million as at March 31, 2014.

We have certain debt agreements which require that we maintain a certain level of capital. As at March 31, 2014, we are compliant with all our financial covenants.

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow will provide sufficient flexibility for our business, the payment of dividends and will enable us to meet all other expected financial requirements in the near term.

The following table summarizes the long-term debt:
	As at March 31	As at March 31
(amounts in millions)	2014	2013
Total long-term debt	$1,168.5	$1,073.4
Less:
Current portion of long-term debt	23.8	43.7
Current portion of finance leases	26.8	26.9
Long-term portion of long-term debt	$1,117.9	$1,002.8

CAE Annual Report 2014 | 33

Management’s Discussion and Analysis

6.3      Government assistance

We have signed agreements with various governments whereby the latter share in the cost, based on expenditures incurred by CAE, of certain R&D programs for modeling, simulation and training services expertise.

During fiscal 2009, we announced Project Falcon, an R&D program that extended over five years. The goal of Project Falcon was to expand our modeling and simulation technologies, develop new ones and increase our capabilities beyond training into other areas of the aerospace and defence market, such as analysis and operations. Concurrently, the Government of Canada agreed to participate in Project Falcon through a repayable investment of up to $250 million made through the Strategic Aerospace and Defence Initiative (SADI), which supports strategic industrial research and pre-competitive development projects in the aerospace, defence, space and security industries. As at March 31, 2014, Project Falcon was completed.

During fiscal 2010, we announced Project New Core Markets, an R&D program extending over seven years. The aim is to leverage our modeling, simulation and training services expertise into the healthcare and mining markets. The Québec government, through Investissement Québec, agreed to participate up to $100 million in contributions related to costs incurred before the end of fiscal 2016.

During fiscal 2014, we announced Project Innovate, an R&D program extending over five and a half years. The goal of Project Innovate is to expand our modeling and simulation technologies, develop new ones and continue to differentiate our service offering. Concurrently, the Government of Canada agreed to participate in Project Innovate through a repayable investment of up to
$250 million made through the SADI.

You will find more details in Note 1 and Note 13 of our consolidated financial statements.

___

6.4      Contractual obligations

We enter into contractual obligations and commercial commitments in the normal course of our business. These include debentures, notes and others. The table below shows when they mature.

Contractual obligations
As at March 31, 2014 (amounts in millions)	2015	2016	2017	2018	2019	Thereafter	Total
Long-term debt (excluding interest)	$24.5	$31.9	$98.2	$34.4	$75.9	$749.1	$1,014.0
Finance leases (excluding interest)	26.8	20.1	13.7	13.7	11.5	73.4	159.2
Operating leases	53.4	43.1	36.3	29.4	22.1	77.5	261.8
Purchase obligations	12.2	5.3	5.3	-	-	-	22.8
	$116.9	$100.4	$153.5	$77.5	$109.5	$900.0	$1,457.8

We also had total availability under the committed credit facilities of US$380.5 million as at March 31, 2014 compared to US$361.9 million at March 31, 2013.

We have purchase obligations related to agreements that are enforceable and legally binding. Most are agreements with subcontractors to provide services for long-term contracts that we have with our clients. The terms of the agreements are significant because they set out obligations to buy goods or services in fixed or minimum amounts, at fixed, minimum or variable prices and at various points in time.

As at March 31, 2014, we had other long-term liabilities that are not included in the table above. These include some accrued pension liabilities, deferred revenue, deferred gains on assets and various other long-term liabilities. CAE’s cash obligation in respect of the accrued employee pension liability depends on various elements including market returns, actuarial gains and losses and interest rates.

We did not include deferred tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry-forwards available.

34 | CAE Annual Report 2014

Management’s Discussion and Analysis

7.     CONSOLIDATED FINANCIAL POSITION

7.1   Consolidated capital employed

	As at March 31	As at March 31
(amounts in millions)	2014	2013
Use of capital:
Current assets	$1,350.8	$1,307.6
Less: cash and cash equivalents	(312.3)	(260.0)
Current liabilities	(964.5)	(906.4)
Less: current portion of long-term debt	50.6	70.6
Non-cash working capital[9]	$124.6	$211.8
Property, plant and equipment	1,341.2	1,142.8
Other long-term assets	1,544.7	1,240.9
Other long-term liabilities	(672.1)	(635.7)
Total capital employed	$2,338.4	$1,959.8
Source of capital:
Current portion of long-term debt	$50.6	$70.6
Long-term debt	1,117.9	1,002.8
Less: cash and cash equivalents	(312.3)	(260.0)
Net debt[9]	$856.2	$813.4
Equity attributable to equity holders of the Company	1,441.6	1,114.6
Non-controlling interests	40.6	31.8
Source of capital	$2,338.4	$1,959.8

Capital employed increased $378.6 million, or 19%, over last year

The increase over last year was mainly due to higher and property, plant and equipment and higher other long-term assets.

Our return on capital employed9 (ROCE) was 11.4% this year compared to 10.2% last year.

Non-cash working capital decreased by $87.2 million [9]

The decrease was mainly due to lower income taxes recoverable as a result of a reclassification of certain investment tax credits (ITCs) from short-term to long-term, an increase in contracts in progress liabilities and higher accounts payable and accrued liabilities. The decrease was partially offset by an increase in accounts receivable, inventories and prepayments.

Net property, plant and equipment up $198.4 million

The increase was mainly due to $157.4 million of capital expenditures and $118.0 million of movements in foreign exchange rates, partially offset by depreciation of $99.5 million.

Other long-term assets up $303.8 million

The increase was mainly due to higher other assets as a result of a reclassification of certain ITCs from short-term to long-term and an increase in intangible assets, investment in equity accounted investees and other assets resulting primarily from movements in foreign exchange rates.

Net debt higher than last year

The increase was largely caused by the effect of foreign exchange rate changes on long-term debt and new finance leases signed during the year, partially offset by an increase in cash and cash equivalents.

9 Non-GAAP and other financial measures (see Section 3.6).

CAE Annual Report 2014 | 35

Management’s Discussion and Analysis

Change in net debt

(amounts in millions)	FY2014	FY2013
Net debt, beginning of period	$813.4	$453.0
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	(64.4)	312.8
Effect of foreign exchange rate changes on long-term debt	64.6	12.9
Net finance lease additions	31.4	-
Other	11.2	34.7
Increase in net debt during the period	$42.8	$360.4
Net debt, end of period	$856.2	$813.4

Total equity increased by $335.8 million this year

The increase in equity was mainly due to net income of $191.1 million and a favourable foreign currency translation of $159.5 million.

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 263,771,443 common shares issued and outstanding as at March 31, 2014 with total share capital of $517.5 million.

As at April 30, 2014, we had a total of 263,808,466 common shares issued and outstanding.

Dividends

We paid a dividend of $0.05 per share in the first and second quarter and $0.06 per share in the third and fourth quarter of fiscal 2014. These dividends were eligible under the Income Tax Act (Canada)  and its provincial equivalents.

Our Board of Directors has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy once a year based on the cash requirements of our operating activities, liquidity requirements and projected financial position. We expect to declare dividends of approximately $63.3 million in fiscal 2015 based on our current dividend policy and the number of common shares outstanding as at March 31, 2014.

Guarantees

As at March 31, 2014, we have a total of $191.4 million outstanding letters of credit and performance guarantees which are not recognized in the consolidated statement of financial position, compared to $198.7 million last fiscal year.

Pension obligations

We maintain defined benefit and defined contribution pension plans. We expect to contribute approximately $3.8 million more than the annual required contribution for current services to satisfy a portion of the underfunded liability of the defined benefit pension plan. In fiscal 2015, contributions necessary to fund our pension obligations are expected to decrease mainly as a result of improved long-term bond returns and stock market performance.

7.2      Off balance sheet arrangements

Although most of our sale and leaseback transactions entered into as part of our TS/C operations are classified as finance leases and their obligations are included in the consolidated statement of financial position, certain sale and leaseback transactions are classified as operating leases and are off balance sheet obligations.

Most of our current off balance sheet obligations are from obligations related to operating leases from:

-    The operation of a training centre for the MSH project with the U.K. Ministry of Defence to provide simulation training services. The operating lease commitments are between the operating company, which has the service agreement with the U.K. Ministry of Defence, and the asset company, which owns the assets. These leases are non-recourse to us;

-    Certain buildings that are leased throughout our training network and production facilities in the normal course of business;

-    Certain FFSs that are leased throughout our training network in the normal course of business.

You can find more details about operating lease commitments in Note 27 of our consolidated financial statements.

In the normal course of business, we manage a program in which we sell undivided interests in certain of our accounts receivable and contracts in progress assets (current financial assets program) to third parties for cash consideration for an amount up to
$150.0 million without recourse to CAE. We continue to act as a collection agent. These transactions are accounted for when we have considered to have surrendered control over the transferred accounts receivable and contracts in progress assets. As at
March 31, 2014, $79.5 million (2013 – $88.6 million) and $4.2 million (2013 – $3.1 million) of specific accounts receivable and contracts in progress assets respectively were sold to financial institutions pursuant to these agreements.

36 | CAE Annual Report 2014

Management’s Discussion and Analysis

7.3      Financial instruments

We are exposed to various financial risks in the normal course of business. We enter into forward and swap contracts to manage our exposure to fluctuations in foreign exchange rates, interest rates and changes in share price which have an effect on our share-based payments costs. We also continually assess whether the derivatives we use in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items. We enter into these transactions to reduce our exposure to risk and volatility, and not for speculative reasons. We only deal with highly rated counterparties.

Classification of financial instruments

We have made the following classifications for our financial instruments:

-    Cash and cash equivalents, restricted cash and all derivative instruments, except for derivatives designated as effective hedging instruments, are classified as fair value through profit and loss (FVTPL);

-    Accounts receivable, contracts in progress, non-current receivables and advances are classified as loans and receivables, except for those that we intend to sell immediately or in the near term, which are classified as FVTPL;

-    Portfolio investments are classified as available-for-sale;

-    Accounts payable and accrued liabilities and long-term debt, including interest payable, as well as finance lease obligations and royalty obligations are classified as other financial liabilities, all of which are measured at amortized cost using the effective interest rate method.

Fair value of financial instruments

The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, we determine the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, we primarily use external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate our best estimates of market participant assumptions, and are used when external data is not available. Counterparty credit risk and the fair values of our own credit risk are taken into account in estimating the fair value of all financial assets and financial liabilities, including derivatives.

The following assumptions and valuation methodologies have been used to measure fair value of financial instruments:

-    The fair value of accounts receivable, contracts in progress, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

-    The fair value of derivative instruments, including forward contracts, swap agreements and embedded derivatives with economic characteristics and risks that are not clearly and closely related to those of the host contract, are determined using valuation techniques and are calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. Derivative instruments reflect the estimated amounts that we would receive or pay to settle the contracts at the reporting date;

-    The fair value of the available-for-sale investment which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not supportable by observable market prices or rates;

-    The fair value of non-current receivables are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

-    The fair value of provisions, long-term debt and non-current liabilities, including finance lease obligations and royalty obligations, are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities.

A description of the fair value hierarchy is discussed in Note 29 of our consolidated financial statements.

Financial risk management

Due to the nature of the activities that we carry out and as a result of holding financial instruments, we are exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. Our exposure to credit risk, liquidity risk and market risk is managed within risk management parameters approved by the board of directors. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

Embedded derivatives are recorded at fair value separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract. We may enter into freestanding derivative instruments which are not eligible for hedge accounting, to offset the foreign exchange exposure of embedded foreign currency derivatives. In such circumstances, both derivatives are carried at fair value at each statement of financial position date with the change in fair value recorded in consolidated net income.

Our policy is not to utilize any derivative financial instruments for trading or speculative purposes. We may choose to designate derivative instruments, either freestanding or embedded, as hedging items. This process consists of matching derivative hedging instruments to specific assets and liabilities or to specific firm commitments or forecasted transactions. To some extent, we use non‑derivative financial liabilities to hedge foreign currency exchange rate risk exposures.

CAE Annual Report 2014 | 37

Management’s Discussion and Analysis

Credit risk

Credit risk is defined as our exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with CAE. We are exposed to credit risk on our accounts receivable and certain other assets through our normal commercial activities. We are also exposed to credit risk through our normal treasury activities on our cash and cash equivalents and derivative financial assets.

Credit risks arising from our normal commercial activities are managed in regards to customer credit risk. An allowance for doubtful accounts is established when there is a reasonable expectation that we will not be able to collect all amounts due according to the original terms of the receivables (See Note 4 of the consolidated financial statements). When a trade receivable is uncollectible, it is written-off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written-off are recognized in income.

Our customers are mainly established companies with publicly available credit ratings and government agencies, which facilitates risk monitoring. In addition, we typically receive substantial non-refundable advance payments for construction contracts. We closely monitor our exposure to major airlines in order to mitigate our risk to the extent possible. Furthermore, our trade receivables are not concentrated with specific customers but are held with a wide range of commercial and government organizations. As well, our credit exposure is further reduced by the sale of certain of our accounts receivable and contracts in progress assets to third-party financial institutions for cash consideration on a non-recourse basis (current financial assets program). We do not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are in place with a diverse group of major North American and European financial institutions.

We are exposed to credit risk in the event of non-performance by counterparties to our derivative financial instruments. We use several measures to minimize this exposure. First, we enter into contracts with counterparties that are of high credit quality. We signed International Swaps & Derivatives Association, Inc. (ISDA)  Master Agreements with the majority of counterparties with whom we trade derivative financial instruments. These agreements make it possible to offset when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by CAE or our counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, we monitor the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 4 and Note 29 of the consolidated financial statements represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates.

Liquidity risk

Liquidity risk is defined as the potential that we cannot meet our cash obligations as they become due.

We manage this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of our consolidated liquidity position, for efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, growth requirements and capital expenditures, and the maturity profile of indebtedness, including off balance sheet obligations. We manage our liquidity risk to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations. In managing our liquidity risk, we have access to a revolving unsecured credit facility of US$550.0 million, with an option, subject to the lender’s consent, to increase to a total amount of up to US$850.0 million. As well, we have agreements to sell certain of our accounts receivable and contracts in progress assets for an amount of up to $150.0 million (current financial assets program). We also regularly monitor any financing opportunities to optimize our capital structure and maintain appropriate financial flexibility.

Market risk

Market risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. We are mainly exposed to foreign currency risk and interest rate risk.

We use derivative instruments to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on our results and financial position. Our policy is not to utilize any derivative financial instruments for trading or speculative purposes.

Foreign currency risk

Foreign currency risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of fluctuations in foreign exchange rates. We are exposed to foreign exchange rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency, as well as on our net investment from our foreign operations which have functional currencies other than the Canadian dollar (in particular the U.S. dollar, euro and British pound). In addition, these operations have exposure to foreign exchange rates primarily through cash and cash equivalents and other working capital accounts denominated in currencies other than their functional currencies.

We also mitigate foreign currency risks by having our foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

38 | CAE Annual Report 2014

Management’s Discussion and Analysis

We use forward foreign currency contracts and foreign currency swap agreements to manage our exposure from transactions in foreign currencies and to synthetically modify the currency of exposure of certain financial position items. These transactions include forecasted transactions and firm commitments denominated in foreign currencies. Our foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity, consistent with the objective to fix currency rates on the hedged item.

Foreign currency risk sensitivity analysis

Foreign currency risk arises on financial instruments that are denominated in a foreign currency. Assuming a reasonably possible strengthening of 5% in the U.S. dollar, euro and British pound currency against the Canadian dollar as at March 31, 2013, and assuming all other variables remained constant, the pre-tax effects on net income would have been a negative net adjustment of
$3.1 million (2013 – no significant effect) and a negative net adjustment of $21.5 million (2013 – negative net adjustment of
$25.0 million) on other comprehensive income (OCI). A reasonably possible weakening of 5% in the relevant foreign currency against the Canadian dollar would have an opposite impact on pre-tax income and OCI.

Interest rate risk

Interest rate risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of fluctuations in interest rates. We bear some interest rate fluctuation risk on our floating rate long-term debt and some fair value risk on our fixed interest long-term debt. We mainly manage interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. We have a floating rate debt through our revolving unsecured credit facility and other asset-specific floating rate debts. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to synthetically convert interest rate exposures are mainly interest rate swap agreements.

We use financial instruments to manage our exposure to changing interest rates and to adjust our mix of fixed and floating interest rate debt on long-term debt. The mix was 84% fixed-rate and 16% floating-rate at the end of this year (2013 – 83% fixed rate and
17% floating rate).

Our interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements. As a result, the changes in variable interest rates do not have a significant impact on net income and OCI.

Interest rate risk sensitivity analysis

In fiscal 2014 and fiscal 2013, a 1% increase/decrease in interest rates would not have a significant impact on our net income and OCI assuming all other variables remained constant.

Hedge of share-based payments cost

We have entered into equity swap agreements with two major Canadian financial institutions to reduce our income exposure to fluctuations in our share price relating to the Deferred Share Unit (DSU) and Long-Term Incentive Deferred Share Unit (LTI-DSU) programs. Pursuant to the agreement, we receive the economic benefit of dividends and share price appreciation while providing payments to the financial institutions for the institution’s cost of funds and any share price depreciation. The net effect of the equity swaps partly offset movements in our share price impacting the cost of the DSU and LTI-DSU programs and is reset quarterly. As at March 31, 2014, the equity swap agreements covered 2,400,000 of our common shares (2013 – 2,706,816).

Hedge of net investments in foreign operations

As at March 31, 2014, we have designated a portion of our senior notes totalling US$417.8 million (2013 – US$417.8 million) and a portion of the sale lease back obligation totalling US$16.1 million (2013 – US$17.9 million) as a hedge of net investments in foreign operations. Gains or losses on the translation of the designated portion of our senior notes are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of foreign operations.

We have determined that there is no concentration of risks arising from financial instruments and estimated that the information disclosed above is representative of our exposure to risk during the period.

Refer to the Consolidated Statements of Comprehensive Income for the total amount of the change in fair value of financial instruments designated as cash flow hedges recognized in income for the period and total amount of gains and losses recognized in OCI and to Note 29 of the consolidated financial statements for the classification of financial instruments.

CAE Annual Report 2014 | 39

Management’s Discussion and Analysis

8.     Business combinations

Fiscal 2014 acquisitions

During the year, we paid $3.8 million for business combination transactions of which $0.8 million was for the payment of contingent consideration of previous acquisitions, $2.9 million (€2.1 million) was for the balance of the purchase price for the May 2012 acquisition of OAA and $0.1 million was to acquire the assets of RW Consulting and Training Services LTD (RWCTS), a provider of mining training and consulting services. The total consideration transferred for the RWCTS acquisition is $0.4 million, including
$0.3 million of contingent consideration.

9.     BUSINESS RISK AND UNCERTAINTY

We operate in several industry segments that have various risks and uncertainties. Management and the Board discuss quarterly the principal risks facing our business, as well as annually during the strategic planning and budgeting processes. The risks and uncertainties described below are risks that could materially affect our business, financial condition and results of operation. These risks are categorized as industry-related risks, risks specific to CAE and risks related to the current market environment. These are not necessarily the only risks we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

In order to mitigate the risks that may impact our future performance, management has established an enterprise risk management process to identify, assess and prioritize these risks. Management develops and deploys risk mitigation strategies that align with our strategic objectives and business processes. Management reviews the evolution of the principal risks facing our business on a quarterly basis and the Board oversees the risk management process and validates it through procedures performed by our internal auditors when it deems necessary.

9.1      Risks relating to the industry

Competition

We sell our simulation equipment and training services in highly competitive markets. New participants have emerged in recent years and the competitive environment has intensified as aerospace and defence companies position themselves to try to take greater market share by consolidating existing civil simulation companies and by developing their own internal capabilities. Most recently, Textron, Lockheed Martin and L-3 Communications have acquired commercial aircraft simulator competitors. Most of our competitors in the simulation and training markets are also involved in other major segments of the aerospace and defence complex beyond simulation and training. As such, they are larger than we are, and may have greater financial, technical, marketing, manufacturing and distribution resources. In addition, our main competitors are either aircraft manufacturers, or have well-established relationships with, or are important suppliers to, aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects for these organizations. In particular, we face competition from Boeing, which has pricing and other competitive advantages over us. Boeing has a licencing model for Boeing civil aircraft simulators which includes a requirement for simulator manufacturers and service training operators to pay Boeing a royalty to manufacture, update or upgrade a simulator, and to provide training services on Boeing simulators.

Airbus has decided to deepen its services offered to customers for training services. OEMs like Airbus and Boeing have certain advantages in competing with independent training service providers. An OEM controls the pricing for the data, parts and equipment packages that are often required to manufacture a simulator specific to that OEM’s aircraft, which in turn is a critical capital cost for any simulation-based training service provider. OEMs may be in a position to demand licence royalties to permit the manufacturing of simulators based on the OEM’s aircraft, and/or to permit any training on such simulators. CAE also has some advantages, including being a simulator manufacturer, having the ability to replicate certain aircraft without data, parts and equipment packages from an OEM, and owning a diversified training network that includes joint ventures with large airline operators which are aircraft customers for OEMs. We work with some OEMs on business opportunities related to equipment and training services.

We obtain most of our contracts through competitive bidding processes that subject us to the risk of spending a substantial amount of time and effort on proposals for contracts that may not be awarded to us. A significant portion of our revenue is dependent on obtaining new orders and continuously replenishing our backlog. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past. The presence of new market participants as noted above, and their efforts to gain market share, creates heightened competition in bidding which may negatively impact pricing and margins.

Economic growth underlies the demand for all of our products and services. Periods of economic recession, constrained credit, and or government austerity generally lead to heightened competition for each available order. This in turn typically leads to a reduction in profit on sales won during such a period. Should such conditions occur, we could experience price and margin erosion.

Level and timing of defence spending

A significant portion of our revenue comes from sales to defence and security customers around the world. We are either the primary contractor or a subcontractor for various programs by Canadian, U.S., European, and other foreign governments. If funding for a government program is cut, we could lose future revenue, which could have a negative effect on our operations. When countries we have contracts with significantly lower their military spending, there could be a material negative effect on our sales and earnings. In Europe, force structure reductions and reduced future investment plans have narrowed the pipeline of new opportunities. We are also experiencing longer and delayed procurement processes in mature markets, such as the U.S. and Canada, which impacts the timing of contract awards and results in delayed recognition of revenue.

40 | CAE Annual Report 2014

Management’s Discussion and Analysis

Government-funded military programs

Like most companies that supply products and services to governments, we can be audited and reviewed from time to time. Any adjustments that result from government audits and reviews may have a negative effect on our results of operations. Some costs may not be reimbursed or allowed in negotiations of fixed-price contracts. As a result, we may also be subject to a higher risk of legal actions and liabilities than companies that cater only to the private sector, which could have a materially negative effect on our operations.

Civil aviation industry

A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industry.

If jet fuel prices attain high levels for a sustained period, there could be a greater impetus for airlines to replace older, less fuel-efficient aircraft. However, higher fuel costs could also limit the airlines’ available financial resources, and could potentially cause deliveries of new aircraft to be delayed or cancelled. Airlines may slow capacity growth or cut capacity should sustained high fuel costs make the availability of such capacity not economically viable. Such a reaction would negatively affect the demand for our training equipment and services.

Constraints in the credit market may reduce the ability of airlines and others to purchase new aircraft, negatively affecting the demand for our training equipment and services, and the purchase of our products.

We are also exposed to credit risk on accounts receivable from our customers. We have adopted policies to ensure we are not significantly exposed to any individual customer. Our policies include analyzing the financial position of certain customers and regularly reviewing their credit quality. We also subscribe from time to time to credit insurance and, in some instances, require a bank letter of credit to secure our customers’ payments to us.

Regulatory rules imposed by aviation authorities

We are required to comply with regulations imposed by aviation authorities. These regulations may change without notice, which could disrupt our sales and operations. Any changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities such as the U.S. FAA, could mean that we have to make unplanned modifications to our products and services, causing delays or resulting in cancelled sales. We cannot predict the impact that changing laws or regulations might have on our operations. Any changes could present opportunities or, to the contrary, have a materially negative effect on our results of operations or financial condition.

Sales or licences of certain CAE products require regulatory approvals and compliance

The sale or licence of many of our products is subject to regulatory controls. These can prevent us from selling to certain countries, or to certain entities or people in a country, and require us to obtain from one or more governments an export licence or other approvals to sell certain technology such as military related simulators or other training equipment, including military data or parts. These regulations change often and we cannot be certain that we will be permitted to sell or licence certain products to customers, which could cause a potential loss of revenue for us.

If we fail to comply with government laws and regulations related to export controls and national security requirements, we could be fined and/or suspended or barred from government contracts or subcontracts for a period of time, which would negatively affect our revenue from operations and profitability, and could have a negative effect on our reputation and ability to procure other government contracts in the future.

Conflict minerals

We are subject to rules of the Securities Exchange Commission (SEC) issued pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act that require public companies to conduct due diligence on and disclose whether certain materials including gold, tantalum, tin and tungsten that originate from mines in the Democratic Republic of the Congo or certain adjoining countries, known as conflict minerals, are used in products that we manufacture. The first report is due by May 31, 2014 for the 2013 calendar year and we have implemented appropriate measures to comply with such requirements, including verifying with our suppliers the sources of their minerals. The implementation of these rules could adversely affect the sourcing, supply, and pricing of materials used in our products, although this has not proved to be the case to date. If we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products, it could have a negative effect on our reputation.

CAE Annual Report 2014 | 41

Management’s Discussion and Analysis

9.2      Risks relating to the Company

Product evolution

The civil aviation and defence and security markets in which we operate are characterized by changes in customer requirements, new aircraft models and evolving industry standards. If we do not accurately predict the needs of our existing and prospective customers or develop product enhancements that address evolving standards and technologies, we may lose current customers and be unable to attract new customers. This could reduce our revenue. The evolution of the technology could also have a negative impact on the value of our fleet of FFSs.

Research and development activities

We carry out some of our R&D initiatives with the financial support of governments, including the Government of Québec through Investissement Québec (IQ) and the Government of Canada through its Strategic Aerospace and Defence Initiative (SADI). In February 2014, CAE and the Government of Canada entered into a new SADI funding program for a five and a half year period. The level of government financial support reflects government policy, fiscal policy and other political and economic factors. We may not, in the future, be able to replace these existing programs with other government funding and/or risk-sharing programs of comparable benefit to us, which could have a negative impact on our financial performance and research and development activities.

We receive investment tax credits on eligible R&D activities that we undertake in Canada from the federal government and investment tax credits on eligible R&D activities that we undertake in Québec from the provincial government. The credits we receive are based on federal and provincial legislation currently enacted. The investment tax credits available to us can be reduced by changes to the respective governments’ legislation which could have a negative impact on our financial performance and research and development activities.

Fixed-price and long-term supply contracts

We provide our products and services mainly through fixed-price contracts that require us to absorb cost overruns, even though it can be difficult to estimate all of the costs associated with these contracts or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines and defence organizations are long-term agreements that run up to 20 years. While some of these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, which could negatively affect the results of our operations.

Procurement and OEM leverage

We secure data, parts, equipment and many other inputs from a wide variety of OEMs, sub-contractors and other sources. We are not always able to find two or more sources for inputs that we require and in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole sourced. We may therefore be vulnerable to delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us. Within their corporate groups, some sole-source suppliers include businesses that compete with parts of our business. This could lead to onerous licencing terms, high licence fees or even refusal to licence to us the data, parts and equipment packages that are often required to manufacture and operate for training, a simulator based on an OEM’s aircraft.

Warranty or other product-related claims

We manufacture simulators that are highly complex and sophisticated. These may contain defects that are difficult to detect and correct. If our products fail to operate correctly or have errors, there could be warranty claims or we could lose customers. Correcting these defects could require significant capital investment. If a defective product is integrated into our customer’s equipment, we could face product liability claims based on damages to the customer’s equipment. Any claims, errors or failures could have a negative effect on our operating results and business. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Product integration and program management risk

Our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving. If we experience difficulties on a project or do not meet project milestones, we may have to devote more engineering and other resources than originally anticipated. While we believe we have recorded adequate provisions for risks of losses on fixed-price contracts, it is possible that fixed-price and long-term supply contracts could subject us to additional losses that exceed obligations under the terms of the contracts.

Protection of intellectual property

We rely in part on trade secrets and contractual restrictions, such as confidentiality agreements, patents and licences, to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries. Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim.

Intellectual property

Our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. We may not be able to obtain this data on reasonable terms, or at all.

Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licences on terms that are commercially acceptable, if at all.

42 | CAE Annual Report 2014

Management’s Discussion and Analysis

Certain markets in which we operate, including without limitation the healthcare market, are subject to extensive patenting by third parties. Our ability to modify existing products or to develop new products may be constrained by third party patents such that we incur incremental costs to licence the use of the patent or design around the claims made therein.

Key personnel

Our continued success will depend in part on our ability to retain and attract key personnel with the relevant skills, expertise and experience. Our compensation policy is designed to mitigate this risk.

Environmental liabilities

We use, generate, store, handle and dispose of hazardous materials at our operations, and used to at some of our discontinued or sold operations. Past operators at some of our sites also carried out these activities.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we have given may result in us having to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

In addition, our discontinued operations are largely uninsured against such claims, so an unexpectedly large environmental claim against a discontinued operation could reduce our profitability in the future.

Liability claims arising from casualty losses

Because of the nature of our business, we may be subject to liability claims, including claims for serious personal injury or death, arising from:

-    Accidents or disasters involving training equipment that we have sold or aircraft for which we have provided training equipment or services;

-    Our pilot provisioning;

-    Our live flight training operations.

We may also be subject to product liability claims relating to equipment and services that our discontinued operations sold in the past. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Integration of acquired businesses

The success of our acquisitions depends on our ability to crystallize synergies both in terms of successfully marketing our broadened product offering as well as efficiently consolidating the operations of the acquired businesses into our existing operations.

Our ability to penetrate new markets

We are leveraging our knowledge, experience and best practices in simulation-based aviation training and optimization to penetrate the simulation-based training markets in healthcare and mining.

As we operate in these markets, unforeseen difficulties and expenditures could arise, which may have an adverse effect on our operations, profitability and reputation. Penetrating new markets is inherently more difficult than managing within our already established core markets.

Enterprise resource planning (ERP)

Following the successful implementation of the Canadian manufacturing portion of the ERP system in fiscal 2013, we continue to invest time and money in the next phases. If the system does not operate as expected or when expected, we may not be able to realize the expected value of the system and this may have a negative effect on our operations, reporting capabilities, profitability and reputation. A governance process has been designed to mitigate this risk.

Length of sales cycle

The sales cycle for our products and services is long and unpredictable, ranging from 6 to 18 months for civil aviation applications and from 6 to 24 months or longer for military applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Making these expenditures in a period that has no corresponding revenue will affect our operating results and could increase the volatility of our share price. We may pre-build certain products in anticipation of orders to come and to facilitate a faster delivery schedule to gain competitive advantage; if orders for those products do not materialize when expected, we have to carry the pre-built product in inventory for a period of time until a sale is realized.

Security and information technology

We depend on information technology networks and systems to process, transmit and store electronic data and financial information, to manage business operations and to comply with regulatory, legal, national security, contractual and tax requirements. In addition, our business requires the appropriate and secure utilization of sensitive and confidential information belonging to third parties such as aircraft OEMs and national defence forces. An information technology system failure, cyber-attack or breach of systems security could disrupt our operations, cause the loss of, or unauthorized access to, business information, compromise confidential information, expose us to regulatory investigation and litigation, require significant management attention and resources and could materially and adversely affect our operations, reputation and financial performance. We have implemented security controls, policy enforcement mechanisms and monitoring systems in order to prevent, detect and address potential threats.

CAE Annual Report 2014 | 43

Management’s Discussion and Analysis

9.3      Risks relating to the market

Foreign exchange

Our operations are global with approximately 90% of our revenue generated from worldwide exports and international activities generally denominated in foreign currencies, mainly the U.S. dollar, the Euro and the British pound. Our revenue is generated approximately one-third in each of the U.S, Europe and the rest of the world.

A significant portion of the revenue generated in Canada is in foreign currencies, while a large portion of our operating costs in Canadian dollars. When the Canadian dollar increases in value, it negatively affects our foreign currency-denominated revenue and hence our financial results. We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the volatility of the Canadian dollar versus foreign currencies. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. It is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that may impact our financial results. When the Canadian dollar decreases in value, it negatively affects our foreign currency-denominated costs and our competitive position compared to other equipment manufacturers in jurisdictions where operating costs are lower. In order to reduce the variability of specific U.S. dollar and Euro-denominated manufacturing costs, we also hedge some of the foreign currency costs incurred in our manufacturing process.

Business conducted through our foreign operations are substantially based in local currencies. A natural hedge exists by virtue of revenues and operating expenses being in like currencies. However, changes in the value of foreign currencies relative to the Canadian dollar creates unhedged currency translation exposure since results are consolidated in Canadian dollars for financial reporting purposes. Devaluation of foreign currencies against the Canadian dollar would have a negative translation impact and an appreciation of foreign currencies against the Canadian dollar would have the opposite effect.

Availability of capital

Our main credit facility, which was extended in October 2013, is scheduled for renewal in October 2018. We cannot determine at this time whether the credit facility will be renewed at the same cost, for the same duration and on similar terms as were previously available.

We also have various debt facilities with maturities until October 2036. We cannot determine at this time whether these facilities will be refinanced at the same cost, for the same durations and on similar terms as were previously available.

Pension plans

Pension funding is based on actuarial estimates and is subject to limitations under applicable income tax and other regulations. Actuarial estimates prepared during the year were based on assumptions related to projected employee compensation levels at the time of retirement and the anticipated long-term rate of return on pension plan assets. The actuarial funding valuation reports determine the amount of cash contributions that we are required to contribute into the registered retirement plans. Our latest pension funding reports show the pension plans to be in a solvency deficit position. Therefore, we are required to make cash funding contributions. If this reduced level of pension fund assets persists to the date of the next funding valuations, we will be required to increase our cash funding contributions, reducing the availability of funds for other corporate purposes.

Doing business in foreign countries

We have operations in 35 countries and sell our products and services to customers around the world. Sales to customers outside North America made up approximately 60% of revenue in fiscal 2014. We expect sales outside North America to continue to represent a significant portion of revenue in the foreseeable future. As a result, we are subject to the risks of doing business internationally, including geopolitical instability.

These are the main risks we are facing:

-    Change in laws and regulations;

-    Tariffs, embargoes, controls and other restrictions;

-    General changes in economic and geopolitical conditions;

-    Complexity and corruption risks of using foreign representatives and consultants.

Income tax laws

A substantial portion of our business is conducted in foreign countries and is thereby subject to numerous countries’ tax laws and fiscal policies. A change in applicable tax laws, treaties or regulations or their interpretation could result in a higher effective tax rate on our earnings which could be significant to our financial results.

44 | CAE Annual Report 2014

Management’s Discussion and Analysis

10.  RELATED PARTY TRANSACTIONS

A list of principal investments which significantly impact our results or assets is presented in Note 32 of our consolidated financial statements.

The following table presents our outstanding balances with joint ventures:

(amounts in millions)	2014	2013
Accounts receivable	$30.1	$49.9
Contracts in progress: assets	13.5	41.3
Other assets	30.6	34.3
Accounts payable and accrued liabilities	16.3	25.3
Contracts in progress: liabilities	6.3	9.3

Other assets include a finance lease receivable of $16.9 million (March 31, 2013 - $19.0 million) maturing in October 2022 and carrying an interest rate of 5.14% per annum, loans receivable of $8.4 million (March 31, 2013 - $10.4 million) maturing in September 2016 and December 2017 and carrying respectively an interest rate of LIBOR 6 month plus 1% and 11% per annum and a long-term receivable of $5.3 million (March 31, 2013 – $4.9 million) with no repayment term. As at March 31, 2014 and 2013, there are no provisions held against any of the receivables from related parties.

The following table presents our transactions with joint ventures:

(amounts in millions)	2014	2013
Revenue from products and services	$101.0	$131.5
Purchases of products and services, and other	11.3	12.3
Other income transactions	2.9	2.8

In addition, during fiscal 2014, transactions amounting to $2.7 million (2013 –  $4.3 million) were made, at normal market prices, with organizations whose partners or officers included one of our directors.

Compensation of key management personnel

Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company and include certain executive officers. The compensation of key management for employee services is shown below:

(amounts in millions)	2014	2013
Salaries and other short-term employee benefits	$3.8	$4.0
Post-employment benefits	1.6	2.0
Termination benefits	2.4	-
Share-based payments	6.4	2.4
	$14.2	$8.4

CAE Annual Report 2014 | 45

Management’s Discussion and Analysis

11.  changes in accounting POLICIES

11.1     New and amended standards adopted

Joint arrangements

In May 2011, the IASB released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as was previously the case under IAS 31. The standard addresses inconsistencies in the reporting for joint arrangements by requiring the equity method to account for interests in jointly controlled entities. We previously accounted for our interests in joint ventures using the proportionate consolidation method and now account for our interests  in joint ventures using the equity method. IFRS 11 was adopted retrospectively effective April 1st, 2013 in accordance with the transition rules of IFRS 11.

Under the equity method, our share of net assets, net income and other comprehensive income (OCI) of joint ventures will be presented as one-line items on the statement of financial position, the statement of income and the statement of comprehensive income, respectively. In addition, the consolidated statement of cash flows includes the cash flows between us  and our  joint ventures, and not our  proportionate share of the joint ventures’ cash flows. We assessed that the classification of our joint arrangements remained the same upon adoption of IFRS 11. When making this assessment,  we considered the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances.

Employee benefits

In June 2011, the IASB amended IAS 19, Employee Benefits. IAS 19 was amended to require the calculation of a net interest that is calculated by applying the discount rate to the net defined benefit liability or asset and  to expand the disclosure requirements.  As a result, we determined  a net interest expense on the net defined benefit liability which is  presented as part of the finance expense. The net interest on the defined benefit obligation liability or asset replaces the interest cost on the defined benefit obligation and the expected return on plan assets.  The amended IAS 19 was adopted retrospectively effective April 1st, 2013 in accordance with the transition rules of the amended IAS 19 and additional disclosure is provided in Note 14 of our annual consolidated financial statements.

Consolidation

In May 2011, the IASB released IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation – Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. IFRS 10 was adopted retrospectively effective April 1st, 2013 in accordance with the transition rules of IFRS 10. We assessed that the adoption of IFRS 10 does  not result in any change in the consolidation status of our subsidiaries.

Disclosure of interests in other entities

In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 requires disclosure for all forms of interests in other entities, including joint arrangements, associates and unconsolidated structured entities. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests in its financial position, financial performance and cash flows. IFRS 12 was adopted effective April 1st, 2013 in accordance with the transition rules of IFRS 12. The new disclosure pursuant to IFRS 12 is  included in our  annual consolidated financial statements.

Fair value measurement

In May 2011, the IASB released IFRS 13, Fair Value Measurement. IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosure about fair value measurements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. It does not extend the use of fair value accounting but provides guidance on how it should be applied when its use is already required or permitted by other standards within IFRS. IFRS 13 was adopted prospectively effective April 1st, 2013 in accordance with the transitional rules of IFRS 13. Other than additional disclosure which is  included in
Note 29, the adoption of IFRS 13 has no significant impact on our consolidated financial statements.

Financial statement presentation

In June 2011, the IASB amended IAS 1, Financial Statement Presentation, to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to net income in the future. The amendments were adopted effective April 1st, 2013 in accordance with the transition rules of IAS 1. The new OCI requirements are presented in our consolidated statement of comprehensive income.

Financial instrument disclosures

In December 2011, the IASB amended IFRS 7, Financial Instrument: Disclosures, on asset and liability offsetting. The amendment requires additional disclosures illustrating the effect or potential effect of netting arrangements associated with our  recognized financial assets and financial liabilities. The amendments were adopted retrospectively effective April 1st, 2013 in accordance with the transition rules of IFRS 7 and the additional disclosure is  included in Note 29 of our annual consolidated financial statements .

46 | CAE Annual Report 2014

Management’s Discussion and Analysis

Property, plant and equipment

In the 2011 Annual Improvements, the IASB amended IAS 16, Property, Plant and Equipment, to clarify when certain assets are property, plant and equipment or inventory. This amendment clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory. The 2011 annual improvement amendment removes the requirement for spare parts and servicing equipment used only in connection with an item of property, plant and equipment to be classified as property, plant and equipment. This annual improvement was adopted retrospectively effective April 1st, 2013 in accordance with the transition rules of IAS 16. The amendment of IAS 16 has  no impact on our consolidated financial statements.

Impairment of non-financial assets

In May 2013, the IASB amended IAS 36, Impairment of assets regarding disclosures for non-financial assets. This amendment removed certain disclosures related to the recoverable amount of CGUs which had been included in IAS 36 with  the issue of IFRS 13. The amendment is not mandatory until January 1st, 2014, however; we  have  decided to adopt the amendment as of April 1st, 2013.

The following tables summarize the adjustments to our consolidated statement of financial position as at April 1, 2012 and
March 31, 2013, and our consolidated statements of income, comprehensive income and cash flows for the year ended
March 31, 2013 as a result of those changes in accounting policies:

Summary reconciliation of financial position

		IFRS 11	IAS 19	March 31, 2013		IFRS 11	IAS 19	April 1, 2012
(amounts in millions)	March 31, 2013	Adjustment	Adjustment	Restated	April 1, 2012	Adjustment	Adjustment	Restated
Assets
Cash and cash equivalents	$293.2	$(33.2)	$-	$260.0	$287.3	$(32.6)	$-	$254.7
Total current assets, excluding
cash and cash equivalent	1,040.6	7.0	-	1,047.6	860.8	0.1	-	860.9
Property, plant and equipment	1,498.6	(355.8)	-	1,142.8	1,293.7	(300.5)	-	993.2
Investment in equity
accounted investees	-	196.9	-	196.9	-	172.9	-	172.9
Other non-current assets	1,046.3	(2.3)	-	1,044.0	741.9	5.3	-	747.2
Total assets	$3,878.7	$(187.4)	$-	$3,691.3	$3,183.7	$(154.8)	$-	$3,028.9
Liabilities and equity
Total current liabilities	$1,002.8	$(96.4)	$-	$906.4	$883.4	$(57.6)	$-	$825.8
Provisions	8.3	(0.4)	-	7.9	6.0	(0.5)	-	5.5
Long-term debt	1,097.0	(94.2)	-	1,002.8	685.6	(97.2)	-	588.4
Royalty obligations	160.6	-	-	160.6	161.6	-	-	161.6
Employee benefits obligations	136.1	-	-	136.1	114.2	-	0.1	114.3
Other non-current liabilities	339.4	(8.3)	-	331.1	290.7	(8.8)	-	281.9
Total liabilities	$2,744.2	$(199.3)	$-	$2,544.9	$2,141.5	$(164.1)	$0.1	$1,977.5
Equity
Share capital	$471.7	$-	$-	$471.7	$454.5	$-	$-	$454.5
Contributed surplus	21.9	-	-	21.9	19.2	-	-	19.2
Accumulated other
comprehensive loss	(16.6)	4.6	-	(12.0)	(9.8)	3.8	-	(6.0)
Retained earnings	625.7	7.3	-	633.0	558.0	5.5	(0.1)	563.4
Equity attributable to equity
holders of the Company	$1,102.7	$11.9	$-	$1,114.6	$1,021.9	$9.3	$(0.1)	$1,031.1
Non-controlling interests	31.8	-	-	31.8	20.3	-	-	20.3
Total equity	$1,134.5	$11.9	$-	$1,146.4	$1,042.2	$9.3	$(0.1)	$1,051.4
Total liabilities and equity	$3,878.7	$(187.4)	$-	$3,691.3	$3,183.7	$(154.8)	$-	$3,028.9

CAE Annual Report 2014 | 47

Management’s Discussion and Analysis

Reconciliation of net income

Year ended March 31, 2013	As previously	IFRS 11	IAS 19
(amounts in millions, except per share amounts)	reported	Adjustment	Adjustment	Restated
Revenue	$2,104.5	$(69.3)	$-	$2,035.2
Cost of sales	1,482.8	(31.8)	(0.6)	1,450.4
Gross profit	$621.7	$(37.5)	$0.6	$584.8
Research and development expenses	60.6	(0.5)	-	60.1
Selling, general and administrative expenses	269.9	(5.6)	0.2	264.5
Other gains – net	(23.4)	1.0	-	(22.4)
After tax share in profit of equity accounted investees	-	(20.1)	-	(20.1)
Restructuring, integration and acquisition costs	68.9	(0.2)	-	68.7
Operating profit	$245.7	$(12.1)	$0.4	$234.0
Finance income	(7.3)	(2.1)	-	(9.4)
Finance expense	75.5	(6.1)	5.1	74.5
Finance expense – net	$68.2	$(8.2)	$5.1	$65.1
Earnings before income taxes	$177.5	$(3.9)	$(4.7)	$168.9
Income tax expense	35.1	(5.7)	(1.2)	28.2
Net income	$142.4	$1.8	$(3.5)	$140.7
Attributable to:
Equity holders of the Company	$139.4	$1.8	$(3.5)	$137.7
Non-controlling interests	3.0	-	-	3.0
Earnings per share from continuing operations
attributable to equity holders of the Company
Basic and diluted	$0.54	$-	$(0.01)	$0.53
Weighted average number of
shares outstanding (basic)	259.0	-	-	259.0
Weighted average number of
shares outstanding (diluted)	259.4	-	-	259.4

Summary reconciliation of comprehensive income

Year ended March 31, 2013	As previously	IFRS 11	IAS 19
(amounts in millions)	reported	Adjustment	Adjustment	Restated
Net income	$142.4	$1.8	$(3.5)	$140.7
Foreign currency translation	$2.5	$-	$-	$2.5
Net changes in cash flow hedge	(9.2)	0.8	-	(8.4)
Defined benefit plan actuarial losses	(22.5)	-	3.6	(18.9)
Other comprehensive loss	$(29.2)	$0.8	$3.6	$(24.8)
Total comprehensive income	$113.2	$2.6	$0.1	$115.9
Attributable to:
Equity holders of the Company	$110.1	$2.6	$0.1	$112.8
Non-controlling interests	3.1	-	-	3.1
	$113.2	$2.6	$0.1	$115.9

Summary reconciliation of statement of cash flows

Year ended March 31, 2013	As previously	IFRS 11	IAS 19
(amounts in millions)	reported	Adjustment	Adjustment	Restated
Cash provided by operating activities	$204.1	$(49.6)	$-	$154.5
Cash used in investing activities	(504.9)	71.2	-	(433.7)
Cash provided by financing activities	306.7	(22.2)	-	284.5

48 | CAE Annual Report 2014

Management’s Discussion and Analysis

11.2     New and amended standards not yet adopted

Financial Instruments

In October 2010, the IASB released  IFRS 9, Financial Instruments.  IFRS 9, which is the first part of a three-part project to replace IAS 39, Financial Instruments: recognition and measurement. This first part addresses the classification and measurement of financial assets and financial liabilities. The IASB is considering making limited modifications to this part, which would include the introduction of a fair value through OCI category for debt instruments that would be based on a company’s business model. In November 2013, the IASB released the hedge accounting part, introducing a new hedge accounting model, together with associated disclosures about risk management activity. Impairment of financial assets, the third part of the project, is still under development.

Replacing the multiple rules in IAS 39, the first part of IFRS 9 uses a new approach to determine whether a financial asset is measured at amortized cost or fair value and is based on how a company manages its financial instruments and the contractual cash flow characteristics of the financial assets. The majority of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9; however, the portion of the changes in fair value related to the company’s own credit risk, in measuring a financial liability at FVTPL, will be presented in OCI rather than in the income statement. The new hedge accounting model represents a substantial overhaul of hedge accounting that will enable companies to better reflect their risk management activities in their financial statements.

The initial mandatory effective date of IFRS 9, set for annual periods beginning on or after January 1, 2015, has been removed by the IASB, and a new date will be determined closer to project completion, however, early application is permitted. We are currently evaluating the impact of the standard on our consolidated financial statements.

In June 2013, the IASB amended IAS 39 to provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. This amendment will be effective for our fiscal year beginning on
April 1, 2014. Similar relief will be included in IFRS 9.

Employee benefits

In November 2013, the IASB amended IAS 19, Employee benefits. The amendment simplifies the accounting for contributions to defined benefit plans that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary. The amendment is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted. We are currently evaluating the impact of the amendment on our consolidated financial statements.

11.3     Use of judgements, estimates and assumptions

The preparation of the consolidated financial statements requires our management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. We also require management to exercise its judgement in applying our accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified.

Business combinations

Business combinations are accounted for in accordance with the acquisition method; thus, on the date that control is obtained. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. Depending on the complexity of determining these valuations, we either consult with independent experts or develop the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model based on expected revenues.

Development costs

Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets.

CAE Annual Report 2014 | 49

Management’s Discussion and Analysis

Impairment of non-financial assets

Our impairment test for goodwill is based on internal estimates (level 3) of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flows model. The cash flows are derived from the projections approved by management for the next five years. Cash flow projections take into account past experience and represent management’s best estimate about future developments and form part of our strategic plan approved annually by our Board of Directors. Cash flows after the five-year period are extrapolated using estimated growth rates. Key assumptions which management has based its determination of fair value less costs of disposal include estimated growth rates, post-tax discount rates and tax rates. The post-tax discount rates were derived from the respective cash generating units’ representative weighted average cost of capital which range from 7.5% to 14.0%. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

Revenue recognition

The percentage-of-completion method requires us to estimate the work performed to date as a proportion of the total work to be performed. Management conducts monthly reviews of its estimated costs to complete, percentage-of-completion estimates and revenues and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and earnings estimates is reflected in the period in which the need for a revision becomes known.

Defined benefit pension plans

The cost of defined benefit pension plans and the present value of the employee benefits obligations are determined using actuarial valuations. Actuarial valuations involve making assumptions about discount rates, future salary increases, mortality rates and future pension increases. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of the employee benefits obligations and the cost of the defined benefit pension plans. In determining the appropriated discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country.

Other key assumptions for pension obligations are based, in part, on current market conditions. See Note 14 of our consolidated financial statements for further details regarding assumptions used.

Government assistance repayments

In determining the amount of repayable government assistance, assumptions and estimates are made in relation to discount rates, expected revenues and the expected timing of revenues. Revenue projections take into account past experience and represent management’s best estimate about the future. Revenues after a five-year period are extrapolated using estimated growth rates, ranging from 5% to 9%, over the period of repayments. The estimated repayments are discounted using average rates ranging from 6% to 8.5% based on terms of similar financial instruments. These estimates, along with the methodology used to derive the estimates, can have a material impact on the respective values and ultimately any repayable obligation in relation to government assistance. A 1% increase to the growth rates would increase the royalty obligation at March 31, 2014 by approximately $9.4 million (2013 − $10.2 million).

Share-based payments

We measure the cost of cash and equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which is dependent on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield.

Income taxes

We are subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involve certain uncertainties in the interpretation of complex tax regulations. We provide for potential tax liabilities based on the weighted average probability of the possible outcomes. Differences between actual results and those estimates could have an effect on the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the losses that can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilise future tax benefits.

50 | CAE Annual Report 2014

Management’s Discussion and Analysis

12.  CONTROLS AND PROCEDURES

The internal auditor reports regularly to management on any weaknesses it finds in our internal controls and these reports are reviewed by the Audit Committee.

In accordance with National Instrument 52-109 issued by the Canadian Securities Administrators (CSA), certificates signed by the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) have been filed. These filings certify the appropriateness of our disclosure controls and procedures and the design and effectiveness of the internal controls over financial reporting.

12.1     Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to our President and CEO and CFO and other members of management, so we can make timely decisions about required disclosure.

Under the supervision of the President and CEO and the CFO, management evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under U.S. Securities Exchange Act of 1934, as of March 31, 2014. The President and CEO and the CFO concluded from the evaluation that the design and operation of our disclosure controls and procedures were effective as at March 31, 2014, and ensure that information is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.

12.2   Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Management evaluated the design and operation of our internal controls over financial reporting as of March 31, 2014, based on the framework and criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and has concluded that our internal control over financial reporting is effective. Management did not identify any material weaknesses.

There were no changes in our internal controls over financial reporting that occurred during fiscal year 2014 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

13.  OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS

The Audit Committee reviews our annual MD&A and related consolidated financial statements with management and the external auditor and recommends them to the Board of Directors for their approval. Management and our internal auditor also provide the Audit Committee with regular reports assessing our internal controls and procedures for financial reporting. The external auditor reports regularly to management on any weaknesses it finds in our internal control, and these reports are reviewed by the Audit Committee.

14.  ADDITIONAL INFORMATION

You will find additional information about CAE, including our most recent AIF, on our website at www.cae.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

CAE Annual Report 2014 | 51

Management's Discussion and Analysis

15.  SELECTED FINANCIAL INFORMATION

The following table provides selected quarterly financial information for the years 2012 through to 2014.

(amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Total
Fiscal 2014
Revenue	$530.4	487.5	513.6	583.4	2,114.9
Net income	$45.4	38.2	47.6	59.9	191.1
Equity holders of the Company	$45.6	38.3	46.1	60.0	190.0
Non-controlling interests	$(0.2)	(0.1)	1.5	(0.1)	1.1
Basic EPS attributable to equity holders of the Company	$0.18	0.15	0.18	0.23	0.73
Diluted EPS attributable to equity holders of the Company	$0.18	0.15	0.18	0.23	0.73
Average number of shares outstanding (basic)	260.2	261.0	261.5	262.7	261.3
Average number of shares outstanding (diluted)	260.2	261.5	262.3	264.0	261.9
Average exchange rate, U.S. dollar to Canadian dollar	1.02	1.04	1.05	1.10	1.05
Average exchange rate, Euro to Canadian dollar	1.34	1.38	1.43	1.51	1.41
Average exchange rate, British pound to Canadian dollar	1.57	1.61	1.70	1.83	1.68
Fiscal 2013					Total
Revenue	$462.2	506.5	500.9	565.6	2,035.2
Net income	$21.9	35.9	37.2	45.7	140.7
Equity holders of the Company	$21.5	35.6	37.5	43.1	137.7
Non-controlling interests	$0.4	0.3	(0.3)	2.6	3.0
Basic EPS attributable to equity holders of the Company	$0.08	0.14	0.14	0.17	0.53
Diluted EPS attributable to equity holders of the Company	$0.08	0.14	0.14	0.17	0.53
Average number of shares outstanding (basic)	258.4	258.7	259.2	259.7	259.0
Average number of shares outstanding (diluted)	258.6	259.0	259.5	260.2	259.4
Average exchange rate, U.S. dollar to Canadian dollar	1.01	1.00	0.99	1.01	1.00
Average exchange rate, Euro to Canadian dollar	1.30	1.25	1.29	1.33	1.29
Average exchange rate, British pound to Canadian dollar	1.60	1.57	1.59	1.57	1.58
Fiscal 2012[1]					Total
Revenue	$427.9	433.5	453.1	506.7	1,821.2
Net income	$43.5	38.7	46.1	53.7	182.0
Equity holders of the Company	$43.1	38.4	45.6	53.2	180.3
Non-controlling interests	$0.4	0.3	0.5	0.5	1.7
Basic EPS attributable to equity holders of the Company	$0.17	0.15	0.18	0.21	0.70
Diluted EPS attributable to equity holders of the Company	$0.17	0.15	0.18	0.21	0.70
Average number of shares outstanding (basic)	257.0	257.3	257.6	257.9	257.5
Average number of shares outstanding (diluted)	258.0	258.0	258.0	258.6	258.2
Average exchange rate, U.S. dollar to Canadian dollar	0.97	0.98	1.02	1.00	0.99
Average exchange rate, Euro to Canadian dollar	1.39	1.38	1.38	1.31	1.37
Average exchange rate, British pound to Canadian dollar	1.58	1.58	1.61	1.57	1.58

(1) Figures have not been restated to reflect the adoption of IFRS 11 and IAS 19. Refer to Changes in accounting policies for further details.

52 | CAE Annual Report 2014

Management's Discussion and Analysis

Selected segment information

(amounts in millions, except operating margins)	Q4-2014	Q4-2013	FY2014	FY2013	FY2012[1]
Civil segments
Simulation Products/Civil
Revenue	$125.1	$143.4	$461.4	$456.8	$342.5
Segment operating income	21.1	25.8	83.5	88.2	51.6
Operating margins (%)	16.9	18.0	18.1	19.3	15.1
Training & Services/Civil
Revenue	198.4	176.1	715.3	659.8	498.4
Segment operating income	36.9	24.9	96.3	100.7	122.2
Operating margins (%)	18.6	14.1	13.5	15.3	24.5
Total Civil segments
Revenue	$323.5	$319.5	$1,176.7	$1,116.6	$840.9
Segment operating income	58.0	50.7	179.8	188.9	173.8
Operating margins (%)	17.9	15.9	15.3	16.9	20.7
Military segments
Simulation Products/Military
Revenue	$140.5	$153.1	$529.3	$562.5	$619.2
Segment operating income	19.3	19.4	77.4	80.0	101.2
Operating margins (%)	13.7	12.7	14.6	14.2	16.3
Training & Services/Military
Revenue	89.8	64.0	292.7	244.0	278.1
Segment operating income	8.7	8.8	30.4	27.4	40.9
Operating margins (%)	9.7	13.8	10.4	11.2	14.7
Total Military segments
Revenue	$230.3	$217.1	$822.0	$806.5	$897.3
Segment operating income	28.0	28.2	107.8	107.4	142.1
Operating margins (%)	12.2	13.0	13.1	13.3	15.8
New Core Markets segment
Revenue	$29.6	$29.0	$116.2	$112.1	$83.0
Segment operating income (loss)	0.2	1.8	4.2	6.4	(13.8)
Operating margins (%)	0.7	6.2	3.6	5.7	-
Total
Revenue	$583.4	$565.6	$2,114.9	$2,035.2	$1,821.2
Segment operating income	86.2	80.7	291.8	302.7	302.1
Operating margins (%)	14.8	14.3	13.8	14.9	16.6
Other	$-	$(13.8)	$-	$(68.7)	$-
Operating profit	$86.2	$66.9	$291.8	$234.0	$302.1

(1) Figures have not been restated to reflect the adoption of IFRS 11 and IAS 19. Refer to Changes in accounting policies for further details.

CAE Annual Report 2014 | 53

Management's Discussion and Analysis

Selected annual information for the past five years

(amounts in millions, except per share amounts)	2014	2013	2012 [1]	2011 [1]
IFRS
Revenue	$2,114.9	$2,035.2	$1,821.2	$1,630.8
Net income	191.1	140.7	182.0	160.9
Equity holders of the Company	190.0	137.7	180.3	160.3
Non-controlling interests	1.1	3.0	1.7	0.6
Average exchange rate, U.S. dollar to Canadian dollar	1.05	1.00	0.99	1.02
Average exchange rate, Euro to Canadian dollar	1.41	1.29	1.37	1.34
Average exchange rate, British pound to Canadian dollar	1.68	1.58	1.58	1.58
Financial position:
Total assets	$4,236.7	$3,691.3	$3,183.7	$2,817.3
Total non-current financial liabilities[2]	1,340.2	1,209.3	869.0	757.5
Total net debt	856.2	813.4	534.3	383.8
Per share:
Basic EPS attributable to equity holders of the Company	$0.73	$0.53	$0.70	$0.62
Diluted EPS attributable to equity holders of the Company	0.73	0.53	0.70	0.62
Dividends	0.22	0.19	0.16	0.15
Total equity	5.67	4.43	4.05	3.63

(amounts in millions, except per share amounts)				2010
Previous Canadian GAAP
Revenue				$1,526.3
Earnings from continuing operations				144.5
Net earnings				144.5
Average exchange rate, U.S. dollar to Canadian dollar				1.09
Average exchange rate, Euro to Canadian dollar				1.54
Average exchange rate, British pound to Canadian dollar				1.74
Financial position:
Total assets				$2,621.9
Total non-current financial liabilities[2]				457.0
Total net debt				179.8
Per share:
Basic earnings from continuing operations				$0.56
Diluted earnings from continuing operations				0.56
Basic net earnings				0.56
Diluted net earnings				0.56
Basic dividends				0.12
Shareholders' equity				4.52

(1) Figures have not been restated to reflect the adoption of IFRS 11 and IAS 19. Refer to Changes in accounting policies for more details.
(2) Includes long-term debt, long-term derivative liabilities and other long-term liabilities meeting the definition of a financial liability.

54 | CAE Annual Report 2014